As filed with the Securities and Exchange Commission on August 30, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square,
London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes      No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...........)

This Report on Form 6-K with respect to the principal effects of our adoption of International Financial Reporting Standards on the comparative financial information for 2004 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427 and 333-127327.

HSBC Holdings plc

2004 IFRS Comparative Financial Information

H S B C   H O L D I N G S   P L C

Cautionary Statement Regarding Forward-Looking Statements

The following analysis contains certain forward-looking statements with respect to the financial condition and results of HSBC in relation to the implementation of International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board. Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’, ‘reasonably possible’ and variations of these words and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

     Forward-looking statements speak only as of the day they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiary and associated undertakings. When used in the terms ‘shareholders’ equity’ and ‘profit attributable to shareholders’, ‘shareholders’ means holders of HSBC ordinary shares.

Statutory Accounts

The information in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (‘the Act’). The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information

1	Introduction

With effect from 1 January 2005, HSBC is required to prepare its financial statements in accordance withInternational Financial Reporting Standards (‘IFRS’) as endorsed by the European Union (‘EU’). HSBC also intends to comply fully with IFRS as promulgated by the International Accounting Standards Board (‘IASB’). HSBC’s first results prepared under IFRS will be published in the Interim Report for the six months to 30 June 2005 (‘Interim Report 2005’). HSBC’s first set of financial statements prepared under IFRS will be published in the Annual Report and Accounts for the year ending 31 December 2005 (‘Annual Report and Accounts 2005’). This document summarises the principal effects of IFRS on the comparative financial information for 2004 that will appear in HSBC’s Interim Report 2005 and its Annual Report and Accounts 2005. It includes, on an IFRS basis:

•	HSBC’s consolidated income statements for the year ended 31 December 2004, the first half of 2004 and the second half of 2004;
•	HSBC’s consolidated balance sheets at 1 January 2004 (the ‘date of transition’), 30 June 2004 and 31 December 2004; and
•	HSBC’s consolidated statements of recognised income and expense for the year ended 31 December 2004, the first half of 2004 and the second half of 2004.

     HSBC’s consolidated balance sheet at 1 January 2005 will differ from the closing balance sheet dated 31 December 2004 as the former will reflect first-time adoption of International Accounting Standards (‘IAS’) 32 ‘Financial Instruments: Disclosure and Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’). This will be presented in the Interim Report 2005. HSBC has decided not to publish its IAS 32, IAS 39 and IFRS 4 – compliant consolidated balance sheet at 1 January 2005 at present since the IASB has only just published its document, ‘Amendment to International Accounting Standard 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’ (‘the Amendment’), which HSBC expects the EU to endorse. The Amendment allows HSBC to measure certain of its non-trading financial assets and liabilities at fair value, assuming that certain criteria are met. This is likely to have a significant impact on the way IAS 39 is applied. HSBC is currently evaluating the effect of the use of the fair value option on its financial statements and the extent to which it would seek to apply the fair value option.

     The appendices to this document essentially bridge prior financial statement disclosures under UK Generally Accepted Accounting Principles (‘UK GAAP’) and IFRS and are designed to assist the reader in understanding the nature and quantum of differences between them. Appendix I contains detailed reconciliations between previously reported UK GAAP income statements and balance sheets and their IFRS equivalents. Appendix II details the adjustments made to change HSBC’s income statements and balance sheets from UK GAAP format to IFRS format.

     The most significant effects of the transition to IFRS on HSBC’s restated comparative financial information are caused by differences in the accounting treatments of goodwill, retirement benefits and dividends. However, the transition to IFRS does not change HSBC’s net cash flows, the underlying economics or the risks of its businesses.

2	Financial highlights

HSBC has historically judged its own performance by comparing returns before goodwill amortisation on cash invested as HSBC believed this gave an important measure of its underlying performance and facilitated comparison with its peer group. Profit before goodwill amortisation was derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions. The amounts for the period (excluding goodwill amortisation) disclosed in the table below, ‘Effect of IFRS on the consolidated income statement’, can be reconciled to the equivalent reported numbers by deducting goodwill amortisation of US$1,818 million for the year ended 31 December 2004 (first half of 2004: US$883 million; second half of 2004: US$935 million).

Back to Contents

Effect of IFRS on the consolidated income statement
	Year ended		Half-year to		Half-year to
	31 December 2004		31 December 2004		30 June 2004

	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP
	US$m	US$m	US$m	US$m	US$m	US$m
For the period (excluding goodwill
amortisation)
Net operating income	45,200	45,037	22,596	22,489	22,604	22,548
Profit before tax	18,943	19,426	8,823	9,175	10,120	10,251
Profit attributable to shareholders	12,918	13,658	5,978	6,429	6,940	7,229

For the period
Net operating income	45,200	45,037	22,596	22,489	22,604	22,548
Profit before tax	18,943	17,608	8,823	8,240	10,120	9,368
Profit attributable to shareholders	12,918	11,840	5,978	5,494	6,940	6,346

	US$	US$	US$	US$	US$	US$
Per ordinary share
Earnings excluding goodwill amortisation	1.18	1.25	0.55	0.58	0.64	0.67
Basic earnings	1.18	1.09	0.55	0.51	0.64	0.58
Diluted earnings	1.17	1.07	0.54	0.49	0.63	0.58
Dividends	0.63	0.66	0.26	0.40	0.37	0.26
Net asset value at period end	7.66	7.75	7.66	7.75	7.00	7.19

The difference of US$1,335 million in profit before tax for the year ended 31 December 2004 (first half of 2004: US$752 million; second half of 2004: US$583 million) is mainly due to the removal of goodwill amortisation from the income statement.

Effect of IFRS on the consolidated balance sheet

	At		At		At
	31 December 2004		30 June 2004		1 January 2004

	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP
	US$m	US$m	US$m	US$m	US$m	US$m
At period-end
Total assets	1,279,978	1,276,778	1,157,108	1,153,932	1,037,721	1,034,216
Total shareholders’ equity	85,522	86,623	77,066	79,259	73,748	74,473

The most significant adjustments to the total assets were the consolidation of conduit financing vehicles and certain investment funds.

     The decrease in total shareholders’ equity of US$1,101 million (30 June 2004: US$2,193 million decrease; 1 January 2004: US$725 million decrease) was primarily due to:

-	the inclusion of pension deficits in the balance sheet; partly offset by
-	the exclusion from liabilities of dividends declared after the balance sheet date, and the removal of goodwill amortisation subsequent to 1 January 2004 from the income statement.

Performance ratios
	Year ended		Half-year to		Half-year to
	31 December 2004		31 December 2004		30 June 2004

	IFRS	UK GAAP	IFRS	UK GAAP	IFRS	UK GAAP
	%	%	%	%	%	%
Annualised
Return on average invested capital[1]	15.0	15.2	13.3	14.0	16.7	16.5
Return on average total shareholders’ equity	16.3	14.4	14.5	13.1	18.2	16.0
Post-tax return on average total assets	1.22	1.12	1.08	0.99	1.37	1.26
Post-tax return on average risk-weighted assets	2.13	1.96	1.89	1.74	2.41	2.21
Cost:income ratio[2]	47.3	51.1	48.2	52.9	46.4	49.3

1	Return on average invested capital is defined on page 27.
2	The cost:income ratio is defined as total operating expenses (excluding goodwill amortisation for UK GAAP comparative data) divided by total operating income (net of insurance claims for UK GAAP comparative data).

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

3	Basis of preparation

This document describes the derivation and reconciliation of the comparative information which HSBC expects to include, for the first time under IFRS, in its Interim Report 2005 and its Annual Report and Accounts 2005. No comparative financial information is given herein for periods other than those to be disclosed in the above Reports. The transition to IFRS has not affected HSBC’s net cash flows or the underlying economics of its businesses, though the periods in which certain income and expenses are recognised may change. There are, additionally, no changes to estimates made under UK GAAP when applying IFRS (for example, to asset lives or actuarial assumptions).

     The information in this document has been prepared on the basis of IFRS which are expected to be endorsed by the EU and in effect for the year ending 31 December 2005 to the extent that IFRS apply to comparatives under the transitional provisions. This may differ from IFRS actually in effect at that date as a result of decisions taken by the EU on endorsement, interpretative guidance issued by the IASB and the International Financial Reporting Interpretations Committee (‘IFRIC’), and the requirements of companies legislation. These factors may affect HSBC’s 2005 financial statements and the information contained within this document.

     HSBC intends to take advantage of the US Securities and Exchange Commission (‘SEC’) transition rule exempting the Group from disclosing a second year of comparatives in its Form 20-F when first adopting IFRS. Accordingly, HSBC’s transition date and its opening IFRS balance sheet date are both 1 January 2004.

     HSBC intends to take advantage of the section in IFRS 1 ‘First time Adoption of International Financial Reporting Standards’ which exempts companies from presenting comparative information in accordance with IAS 32, IAS 39 and IFRS 4. The information on financial instruments contained within this document has been prepared on the basis of the Group’s previous accounting policies under UK GAAP.

     HSBC intends to adopt the ‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and IFRIC 4 ‘Determining whether an arrangement contains a lease’ ahead of their proposed effective dates on the assumption that they will be endorsed by the EU.

     The balance sheets and income statements contained in this document are presented in accordance with IAS 1 ‘Presentation of Financial Statements’. HSBC currently intends to adopt ED 7 ‘Financial Instruments: Disclosures’ (‘ED 7’) in 2005, ahead of its proposed effective date. However, the format and presentation adopted may change in the event that further guidance is issued and a consensus develops on best practice from which to draw.

Transition to IFRS

In addition to exempting companies from the requirement to restate comparatives under IAS 32, IAS 39 and IFRS 4, IFRS 1 grants certain exemptions from the full requirements of IFRS to companies adopting IFRS for the first time in the transition period.

     HSBC has elected to take the following exemptions affecting comparative financial data:

(a)	Business combinations

HSBC has chosen not to restate business combinations that took place prior to the 1 January 2004 transition date.

(b)	Fair value or revaluation as deemed cost

A first-time adopter may elect to measure individual items of property at fair value at the date of transition to IFRS and use that fair value as deemed cost at that date. HSBC has made this election.

(c)	Employee benefits

HSBC has elected to apply the employee benefits exemption and has therefore recognised in equity at 1 January 2004 all cumulative actuarial gains and losses on retirement benefit obligations. Section 4, ‘Key impact analysis of IFRS on the financial results of 2004’, explains the effect of this exemption on the opening balance sheet.

(d)	Cumulative translation differences

HSBC has set the cumulative translation differences for all foreign operations to zero at 1 January 2004.

Back to Contents

(e) Share-based payment transactions

     HSBC has elected to undertake full retrospective application of IFRS 2 ‘Share-based Payment’.

     The reconciliations included in Appendices I and II demonstrate the two-step process undertaken by HSBC in the preparation of its comparative financial information. This is as follows:

(i)	restate the UK GAAP numbers as IFRS numbers; and

(ii)	convert the UK GAAP financial statements into a format consistent with IFRS.

4	Key impact analysis of IFRS on the financial results of 2004

HSBC previously prepared its primary financial statements under UK GAAP, which differs in certain significant respects from IFRS. The following is a summary of the main differences applicable to HSBC:

IFRS 3 ‘Business Combinations’ (‘IFRS 3’)

HSBC has applied IFRS 3 with effect from 1 January 2004 but, as permitted by IFRS 1, has not restated business combinations which occurred prior to 1 January 2004.

     The carrying value of goodwill existing at 31 December 2003 under UK GAAP is carried forward under IFRS 1 from 1 January 2004, subject to two adjustments. Firstly, previously unrecognised intangible assets that meet the recognition criteria under IAS 38 ‘Intangible Assets’ in the financial statements of the acquired entity are reported separately to the extent that they are included in goodwill at the date of transition. Secondly, only adjustments to provisional fair values (and hence goodwill) made during the first 12 months after an acquisition are reflected in comparative information. Accordingly, goodwill adjustments made after the first 12 months in accordance with UK GAAP have been reversed.

     IFRS 3 requires that goodwill should not be amortised but should be tested for impairment on transition and at least annually at the cash-generating unit level by applying a fair-value-based test as described in IAS 36 ‘Impairment of Assets’. There was no impairment on transition or in any subsequent periods.

     Under IFRS 3, the acquirer only recognises adjustments to the provisional fair values of assets and liabilities acquired in a business combination within 12 months of the acquisition date, with a corresponding adjustment to goodwill. These adjustments are made as if they had occurred at the acquisition date, i.e. the comparative information is adjusted. Adjustments to the fair value of assets, liabilities and contingent liabilities after the 12 month period are recognised only to correct errors or adjust deferred tax assets that could not be recognised separately at the date of acquisition. When such a deferred tax asset is recognised, goodwill is reduced to the amount that would have been recognised if the deferred tax asset had been recognised at the date of the acquisition. Any reduction in goodwill is recognised as an expense, offsetting the benefit taken in the tax charge for the recognition of the deferred tax asset.

     The effect of ceasing goodwill amortisation on operating profit for the year ended 31 December 2004 was US$1,814 million (first half of 2004: US$883 million; second half of 2004: US$931 million).

     The impact of other goodwill adjustments, essentially to adjust fair values on acquisition to the basis noted above, was a reduction in operating profit for the year ended 31 December 2004 of US$96 million (first half of 2004: US$34 million reduction; second half of 2004: US$62 million reduction).

     US$241 million of goodwill was reclassified to other intangible assets on 1 January 2004.

IAS 19 ‘Employee Benefits’ (‘IAS 19’)

IAS 19 requires pension fund assets to be assessed at fair value and liabilities on the basis of current actuarial assumptions using the projected unit credit method. As permitted by an amendment to IAS 19 approved by the IASB and expected to be endorsed by the EU, HSBC has elected to recognise all actuarial gains and losses directly in retained earnings.

     The change in accounting has resulted in the recognition of a pension obligation of US$6,475 million at 31 December 2004 (30 June 2004: US$5,151 million; 1 January 2004: US$4,982 million). This, after adjustment for prospective tax relief and the portion of the deficit attributable to minority interests, reduced total shareholders’ equity by US$4,470 million at 31 December 2004 (30 June 2004: US$3,551 million; 1 January 2004 US$3,529 million). The effect on operating profit in 2004 of the transition to IAS 19 was to increase the charge by

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

US$170 million for the year ended 31 December 2004 (first half of 2004: US$45 million reduction in expense; second half of 2004: US$215 million additional charge). In the second half of 2004, there was a US$242 million charge relating to an increase in pension liability due to termination benefits attributable to members of the HSBC Bank (UK) Pension Scheme consequent upon a major staff reduction programme in that period. Under UK GAAP, the impact of the staff reduction programme on the pension scheme was spread over the remaining average life of the scheme.

IAS 10 ‘Events after the Balance Sheet Date’ (‘IAS 10’)

Under IAS 10, equity dividends declared after the balance sheet date are not included as a liability at the balance sheet date. Accordingly, HSBC has reversed the liability for proposed dividends at each balance sheet date. This had the effect of increasing shareholders’ equity at 31 December 2004, 30 June 2004 and 1 January 2004 by US$2,996 million, US$1,436 million, and US$2,627 million respectively.

IAS 17 ‘Leases’ (‘IAS 17’)

IAS 17 requires that unearned income on finance leases be taken to income at a rate calculated to give a constant rate of return on the net investment in the lease, with no account taken in calculating the net investment of the tax effects of the lease. In general, this leads to a deferral of finance income compared with the pattern of recognition under UK GAAP, where income is recognised at a constant rate of return on the net cash investment in the lease including the effect of tax.

     Under UK GAAP, assets leased out under operating leases are depreciated over their useful lives so that, for each asset, rentals less depreciation are recognised at a constant periodic rate of return on the net cash invested in that asset. Under IFRS, operating leased assets are depreciated to ensure that in each period the depreciation charge is at least equal to that which would have arisen on a straight-line basis.

     The effect from both finance and operating leases on shareholders’ equity at 31 December 2004, 30 June 2004 and 1 January 2004 is a decrease of US$503 million, US$430 million, and US$402 million respectively. The effect of the transition to IAS 17 is to decrease operating profit by US$90 million for the year ended 31 December 2004 (first half of 2004: US$35 million; second half of 2004: US$55 million).

     Under UK GAAP, leasehold land was separately identified within the valuation of land and buildings. For HSBC, this principally arose in Hong Kong, where all land is held by way of leases. IFRS generally requires leasehold land to be treated as held under an operating lease unless title is expected to pass to the lessee at the end of the lease. No revaluation is permitted in respect of such owner-occupied operating lease assets. HSBC has classified as operating leases all land and buildings held under leases whose unexpired portion is less than 500 years. As a result, leasehold land valued at US$979 million at 1 January 2004 has been reclassified as operating lease assets on the date of transition to IFRS. This has resulted in the reversal of previously recognised revaluation surpluses amounting to US$627 million, and the inclusion of prepaid rentals of US$352 million in other assets as at 1 January 2004.

IFRS 2 ‘Share-based Payment’ (‘IFRS 2’)

IFRS 2 requires companies to adopt a fair-value-based method of accounting for share-based compensation plans which takes into account vesting conditions related to market performance, for example total shareholder return. Under this method, compensation cost is measured at the date of grant based on the assessed value of the award and is recognised over the service period, which is usually the vesting period.

     In respect of other vesting conditions, an estimate of the number of options that will lapse before they vest is made at grant date and adjustments to this estimate are made over the service period. Accordingly, the expense recognised reflects, over time, the actual number of lapsed options for non-market performance-related conditions.

     There is no exemption under IFRS 2 for Save-As-You-Earn schemes, as existed under UK GAAP.

     HSBC has undertaken full retrospective application of IFRS 2, as permitted by IFRS 1, and recognised the fair value of share-based payments to employees whilst reversing charges made in respect of employee share schemes under UK GAAP. This resulted in a US$152 million reduction in operating profit for the year ended 31 December 2004 (first half of 2004: US$55 million; second half of 2004: US$97 million).

Back to Contents

     At 31 December 2003, HSBC had a liability under UK GAAP in relation to certain sign-on and performance bonuses which were to be settled by the purchase of HSBC shares and had been expensed as incurred. Under IFRS 2, these transactions are treated as equity-settled share-based payments and are expensed over the vesting period.

IAS 27 ‘Consolidated and Separate Financial Statements’ (‘IAS 27’)

IAS 27 requires that all entities be consolidated on a line-by-line basis. HSBC’s insurance subsidiaries’ third party assets, which were historically presented in aggregate on a single line ‘Long-term assurance assets attributable to policyholders’ within ‘Other assets’ on the consolidated balance sheet have, therefore, been included in appropriate headings for such assets.

     In addition, funds under management have been consolidated where the requirements of IAS 27 and Standard Interpretations Committee 12 ‘Consolidation – Special Purpose Entities’ (‘SIC–12’) are met.

     SIC–12 also requires consolidation of special purpose entities (‘SPEs’) when the substance of the relationship between the SPE and the reporting entity indicates that the SPE is controlled by that entity. This has resulted in certain of the Group’s securitisation and conduit vehicles that were off-balance-sheet under UK GAAP being consolidated under IFRS.

     The effect of consolidating funds under management and SPEs under IAS 27 and SIC–12 is to gross up the 31 December 2004 balance sheet by US$4,796 million (30 June 2004: US$5,361 million; 1 January 2004: US$5,075 million) with a minor impact on total shareholders’ equity. The effect on attributable profit was an increase of US$12 million for the year ended 31 December 2004 (first half of 2004: US$15 million increase; second half of 2004: US$3 million decrease).

IAS 12 ‘Income Taxes’ (‘IAS 12’)

Under IAS 12, deferred tax liabilities and assets are generally recognised in respect of all temporary differences except where expressly prohibited by the Standard, subject to an assessment of the recoverability of deferred tax assets. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

     In addition, unremitted earnings from subsidiaries, associates and joint ventures operating in lower tax jurisdictions result in a deferred tax liability unless the reporting entity is able to control the timing of the reversal of temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

     Under IFRS, fair value adjustments made on acquisition are tax-effected in order to present profitability on a tax-equalised basis: under UK GAAP no tax adjustments were required for items which did not affect the amount of tax payable or recoverable.

     The IFRS balance sheet at 31 December 2004 includes an increase in the deferred tax asset of US$587 million (30 June 2004: US$538 million; 1 January 2004: US$813 million) and a decrease in the deferred tax liability of US$627 million (30 June 2004: US$673 million; 1 January 2004 US$559 million). The net change in deferred tax mainly arises from prospective tax relief on pension deficits, tax-effecting fair value adjustments on acquisitions, previously unrecognised tax-effecting of historical property revaluations, and an adjustment to the grossing up of the value of in-force long-term assurance business.

     The effect on the IFRS income statement is shown in Appendix I. The main item, in the ‘other’ column, is the deferred tax of US$274 million for the year ended 31 December 2004 (first half of 2004: US$116 million; second half of 2004: US$158 million) on the fair value adjustments arising on the acquisition of subsidiaries.

IAS 38 ‘Intangible Assets’ (‘IAS 38’)

IAS 38 states that intangible assets should be recognised separately from goodwill in a business combination where they arise from contractual or other legal rights, or if separable, i.e. capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. The effect of this is that certain intangible assets such as trademarks and customer relationships included as part of goodwill under UK GAAP are separately measured and recognised on business combinations.

     Where intangible assets have an indefinite useful life, or are not yet ready for use, they are tested for impairment annually. This impairment test may be performed at any time during an annual period, provided it is performed at the

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

same time every year. An intangible asset recognised during the current period is tested before the end of the current annual period.

     Presentationally, intangible assets recognised under UK GAAP, including mortgage servicing rights and the value of in-force long-term assurance business were reclassified from ‘Other assets’ to ‘Intangible assets’. This resulted in additional intangible assets of US$308 million relating to mortgage servicing rights and US$1,874 million at 31 December 2004 (30 June 2004: US$437 million and US$1,640 million; 1 January 2004: US$506 million and US$1,579 million) relating to the value of in-force long-term assurance business.

     IAS 38 further requires costs incurred in the development phase of a project to produce application software for internal use to be capitalised and amortised over the software’s estimated useful life if the software will generate probable future economic benefits, and such costs can be measured reliably. Under UK GAAP these costs were expensed as incurred. This policy change has resulted in US$760 million of software being capitalised as at 31 December 2004 (30 June 2004: US$687 million; 1 January 2004: US$718 million).

     The capitalisation of software previously expensed in full results in a decrease in general and administrative expenses and an increase in depreciation and amortisation charged in respect of capitalised software in the form of regular, ongoing amortisation and any impairment charge. The net impact is that expenses are US$25 million lower for the year ended 31 December 2004 (first half of 2004: US$42 million increased expense; second half of 2004: US$67 million lower expense).

IAS 16 ‘Property, Plant and Equipment’ (‘IAS 16’)

     HSBC has adopted the ‘cost’ model by which assets are carried at cost less any accumulated depreciation and impairment losses. HSBC has also applied the exemption in IFRS 1 which allows fair value at the date of transition to IFRS to be used as deemed cost for the value of property in most circumstances. No adjustments are required to restate property, plant and equipment in the IFRS opening balance sheet at 1 January 2004 as a result of changing from a policy of revaluation to one of depreciated cost. However, US$639 million was transferred out of the revaluation reserve to retained earnings on 1 January 2004.

     Leasehold land valued at US$979 million at 1 January 2004, which was previously capitalised under UK GAAP but does not meet the criteria for capitalisation as finance leased assets under IFRS, was reclassified as operating leased assets. Refer to the paragraph entitled ‘IAS 17’ above for further explanation of these adjustments.

IAS 40 ‘ Investment Property’ (‘IAS 40’)

Investment properties have been measured at fair value with changes in fair value recognised in the income statement. This has resulted in a US$98 million increase in operating profit for the year ended 31 December 2004 (first half of 2004: US$59 million; second half of 2004: US$39 million).

IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ (‘IAS 21’)

IAS 21 states that in consolidated financial statements, all exchange differences arising on the retranslation of foreign operations with functional currencies which differ from the entity’s reporting currency should be recognised as a separate component of equity, in the foreign exchange reserve.

     On disposal of a foreign operation, the exchange differences previously recognised in reserves in relation to that operation are recognised in the income statement for the period.

     As permitted by IFRS 1, HSBC has deemed cumulative translation differences at 1 January 2004 to be zero.

Back to Contents

Reconciliation of previously reported profit attributable to shareholders under UK GAAP to profit attributable to shareholders under IFRS for the year ended 31 December 2004 and the half-years to 31 December 2004 and 30 June 2004

		Half-year to
	Year ended
	31 December	31 December	30 June
	2004	2004	2004
	US$m	US$m	US$m
PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Profit before tax under UK GAAP	17,608	8,240	9,368
Goodwill amortisation	1,818	935	883

	19,426	9,175	10,251
Other goodwill adjustments	(102)	(60)	(42)
Retirement benefits	(170)	(215)	45
Leases	(90)	(55)	(35)
Share-based payments	(152)	(97)	(55)
Software capitalisation	25	67	(42)
Property	106	41	65
Tax on associates	(48)	(37)	(11)
Other	(52)	4	(56)

Profit before tax under IFRS	18,943	8,823	10,120
Tax – UK GAAP	(4,507)	(2,139)	(2,368)
Tax – IFRS adjustments	(178)	(33)	(145)
Minority interests – UK GAAP	(1,261)	(607)	(654)
Minority interests – IFRS adjustments	(79)	(66)	(13)

Profit attributable to shareholders under IFRS	12,918	5,978	6,940

Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRS at 31 December 2004, 30 June 2004 and 1 January 2004

	At	At	At
	31 December	30 June	1 January
	2004	2004	2004
	US$m	US$m	US$m
SHAREHOLDERS’ EQUITY
Shareholders’ funds as previously reported under UK GAAP	86,623	79,259	74,473
Goodwill	1,869	961	(22)

	88,492	80,220	74,451
Retirement benefits	(4,470)	(3,551)	(3,529)
Dividends	2,996	1,436	2,627
Leases	(503)	(430)	(402)
Share-based payments	198	125	211
Software capitalisation	551	501	518
Property	(1,607)	(1,194)	–
Long leasehold land	(495)	(489)	(755)
Other	42	50	245
Tax	318	398	382

Total shareholders’ equity under IFRS	85,522	77,066	73,748

To help explain further how the consolidated financial statements of the Group are affected by the adoption of IFRS, detailed reconciliations of UK GAAP to IFRS are presented in Appendices I and II. The reconciliations include:

–	income statement for the year ended 31 December 2004 and balance sheet at that date;
–	income statement for the half-year to 31 December 2004;
–	income statement for the half-year to 30 June 2004 and balance sheet at that date; and
–	opening balance sheet at 1 January 2004.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

5	IFRS consolidated financial information

Consolidated income statement
		Half-year to
	Year ended
	31 December	31 December	30 June
	2004	2004	2004
	US$m	US$m	US$m

Interest income	50,471	26,855	23,616
Interest expense	(19,372)	(10,886)	(8,486)

Net interest income	31,099	15,969	15,130

Fee income	15,672	8,040	7,632
Fee expense	(2,954)	(1,532)	(1,422)

Net fee income	12,718	6,508	6,210
Trading income	2,619	1,219	1,400
Net investment income on assets backing policyholder liabilities	1,012	818	194
Gains less losses from financial investments	773	443	330
Dividend income	622	283	339
Net earned insurance premiums	5,368	2,904	2,464
Other operating income	1,815	713	1,102

Total operating income	56,026	28,857	27,169
Loan impairment charges and other credit risk provisions	(6,191)	(3,451)	(2,740)
Net insurance claims incurred and movement in policyholder liabilities	(4,635)	(2,810)	(1,825)

Net operating income	45,200	22,596	22,604
Employee compensation and benefits	(14,612)	(7,649)	(6,963)
General and administrative expenses	(9,688)	(5,149)	(4,539)
Depreciation of property, plant and equipment	(1,731)	(932)	(799)
Amortisation of intangible assets and impairment of goodwill	(494)	(193)	(301)

Total operating expenses	(26,525)	(13,923)	(12,602)

Operating profit	18,675	8,673	10,002
Share of profit in associates and joint ventures	268	150	118

Profit before tax	18,943	8,823	10,120
Tax expense	(4,685)	(2,172)	(2,513)

Profit for the period	14,258	6,651	7,607
Profit attributable to minority interests	(1,340)	(673)	(667)

Profit attributable to shareholders	12,918	5,978	6,940

	US$	US$	US$

Basic earnings per ordinary share	1.18	0.55	0.64
Diluted earnings per ordinary share	1.17	0.54	0.63
Dividends per ordinary share	0.63	0.26	0.37

Consolidated statement of recognised income and expense

		Half-year to
	Year ended
	31 December	31 December	30 June
	2004	2004	2004
	US$m	US$m	US$m

Exchange translation differences	3,336	4,139	(803)
Actuarial loss on retirement benefits	(390)	(364)	(26)

Net income recognised directly in equity	2,946	3,775	(829)
Profit for the period	14,258	6,651	7,607

Total recognised income for the period	17,204	10,426	6,778

Attributable to minority interests	1,866	1,278	588
Attributable to shareholders	15,338	9,148	6,190

	17,204	10,426	6,778

Back to Contents

Consolidated income statement for the year ended 31 December 2004

		Effect of
	UK GAAP	transition
	IFRS format	to IFRS	IFRS
	US$m	US$m	US$m

Interest income	50,203	268	50,471
Interest expense	(19,179)	(193)	(19,372)

Net interest income	31,024	75	31,099

Fee income	15,877	(205)	15,672
Fee expense	(2,784)	(170)	(2,954)

Net fee income	13,093	(375)	12,718
Trading income	2,566	53	2,619
Net investment income on assets backing policyholder liabilities	–	1,012	1,012
Gains less losses from financial investments	770	3	773
Dividend income	601	21	622
Net earned insurance premiums	–	5,368	5,368
Other operating income	3,335	(1,520)	1,815

Total operating income	51,389	4,637	56,026
Loan impairment charges and other credit risk provisions	(6,352)	161	(6,191)
Net insurance claims incurred and movement in policyholder liabilities	–	(4,635)	(4,635)

Net operating income	45,037	163	45,200
Employee compensation and benefits	(14,492)	(120)	(14,612)
General and administrative expenses	(9,723)	35	(9,688)
Depreciation of property, plant and equipment	(1,664)	(67)	(1,731)
Amortisation of intangible assets and impairment of goodwill	(1,842)	1,348	(494)

Total operating expenses	(27,721)	1,196	(26,525)

Operating profit	17,316	1,359	18,675
Share of profit in associates and joint ventures	292	(24)	268

Profit before tax	17,608	1,335	18,943
Tax expense	(4,507)	(178)	(4,685)

Profit for the year	13,101	1,157	14,258
Profit attributable to minority interests	(1,261)	(79)	(1,340)

Profit attributable to shareholders	11,840	1,078	12,918

Consolidated statement of recognised income and expense for the year ended 31 December 2004

		Effect of
	UK GAAP	transition to
	IFRS format	IFRS	IFRS
	US$m	US$m	US$m

Unrealised surplus on revaluation of investment properties	94	(94)	–
Unrealised surplus on revaluation of land and buildings
(excluding investment properties)	1,158	(1,158)	–
Exchange translation differences	3,404	(68)	3,336
Actuarial loss on retirement benefits	–	(390)	(390)

Net income recognised directly in equity	4,656	(1,710)	2,946
Profit for the year	13,101	1,157	14,258

Total recognised income for the year	17,757	(553)	17,204

Attributable to minority interests	1,918	(52)	1,866
Attributable to shareholders	15,839	(501)	15,338

	17,757	(553)	17,204

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated income statement for the half-year to 31 December 2004

		Effect of
	UK GAAP	transition
	IFRS format	to IFRS	IFRS
	US$m	US$m	US$m

Interest income	26,725	130	26,855
Interest expense	(10,807)	(79)	(10,886)

Net interest income	15,918	51	15,969

Fee income	8,161	(121)	8,040
Fee expense	(1,432)	(100)	(1,532)

Net fee income	6,729	(221)	6,508
Trading income	1,183	36	1,219
Net investment income on assets backing policyholder liabilities	–	818	818
Gains less losses from financial investments	437	6	443
Dividend income	272	11	283
Net earned insurance premiums	–	2,904	2,904
Other operating income	1,468	(755)	713

Total operating income	26,007	2,850	28,857
Loan impairment charges and other credit risk provisions	(3,518)	67	(3,451)
Net insurance claims incurred and movement in policyholder liabilities	–	(2,810)	(2,810)

Net operating income	22,489	107	22,596
Employee compensation and benefits	(7,448)	(201)	(7,649)
General and administrative expenses	(5,153)	4	(5,149)
Depreciation of property, plant and equipment	(870)	(62)	(932)
Amortisation of intangible assets and impairment of goodwill	(947)	754	(193)

Total operating expenses	(14,418)	495	(13,923)

Operating profit	8,071	602	8,673
Share of profit in associates and joint ventures	169	(19)	150

Profit before tax	8,240	583	8,823
Tax expense	(2,139)	(33)	(2,172)

Profit for the period	6,101	550	6,651
Profit attributable to minority interests	(607)	(66)	(673)

Profit attributable to shareholders	5,494	484	5,978

Consolidated statement of recognised income and expense for the half-year to 31 December 2004

		Effect of
	UK GAAP	transition to
	IFRS format	IFRS	IFRS
	US$m	US$m	US$m

Unrealised surplus on revaluation of investment properties	34	(34)	–
Unrealised surplus on revaluation of land and buildings
(excluding investment properties)	375	(375)	–
Exchange translation differences	4,193	(54)	4,139
Actuarial loss on retirement benefits	–	(364)	(364)

Net income recognised directly in equity	4,602	(827)	3,775
Profit for the period	6,101	550	6,651

Total recognised income for the period	10,703	(277)	10,426

Attributable to minority interests	1,258	20	1,278
Attributable to shareholders	9,445	(297)	9,148

	10,703	(277)	10,426

Back to Contents

Consolidated income statement for the half-year to 30 June 2004

		Effect of
	UK GAAP	transition
	IFRS format	to IFRS	IFRS
	US$m	US$m	US$m

Interest income	23,478	138	23,616
Interest expense	(8,372)	(114)	(8,486)

Net interest income	15,106	24	15,130

Fee income	7,716	(84)	7,632
Fee expense	(1,352)	(70)	(1,422)

Net fee income	6,364	(154)	6,210
Trading income	1,383	17	1,400
Net investment income on assets backing policyholder liabilities	–	194	194
Gains less losses from financial investments	333	(3)	330
Dividend income	329	10	339
Net earned insurance premiums	–	2,464	2,464
Other operating income	1,867	(765)	1,102

Total operating income	25,382	1,787	27,169
Loan impairment charges and other credit risk provisions	(2,834)	94	(2,740)
Net insurance claims incurred and movement in policyholder liabilities	–	(1,825)	(1,825)

Net operating income	22,548	56	22,604
Employee compensation and benefits	(7,044)	81	(6,963)
General and administrative expenses	(4,570)	31	(4,539)
Depreciation of property, plant and equipment	(794)	(5)	(799)
Amortisation of intangible assets and impairment of goodwill	(895)	594	(301)

Total operating expenses	(13,303)	701	(12,602)

Operating profit	9,245	757	10,002
Share of profit in associates and joint ventures	123	(5)	118

Profit before tax	9,368	752	10,120
Tax expense	(2,368)	(145)	(2,513)

Profit for the period	7,000	607	7,607
Profit attributable to minority interests	(654)	(13)	(667)

Profit attributable to shareholders	6,346	594	6,940

Consolidated statement of recognised income and expense for the half-year to 30 June 2004

		Effect of
	UK GAAP	transition to
	IFRS format	IFRS	IFRS
	US$m	US$m	US$m

Unrealised surplus on revaluation of investment properties	60	(60)	–
Unrealised surplus on revaluation of land and buildings
(excluding investment properties)	783	(783)	–
Exchange translation differences	(789)	(14)	(803)
Actuarial loss on retirement benefits	–	(26)	(26)

Net income recognised directly in equity	54	(883)	(829)
Profit for the period	7,000	607	7,607

Total recognised income for the period	7,054	(276)	6,778

Attributable to minority interests	660	(72)	588
Attributable to shareholders	6,394	(204)	6,190

	7,054	(276)	6,778

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated balance sheet
	At	At	At
	31 December	30 June	1 January
	2004	2004	2004
	US$m	US$m	US$m
ASSETS

Cash and balances at central banks	9,944	10,175	7,733
Items in the course of collection from other banks	6,338	8,641	6,628
Hong Kong Government certificates of indebtedness	11,878	10,984	10,987
Trading securities	122,160	111,703	95,416
Derivatives	32,190	22,724	27,436
Loans and advances to banks	143,449	140,813	118,034
Loans and advances to customers	672,891	599,241	533,850
Financial investments	185,332	172,675	156,299
Interests in associates and joint ventures	3,441	1,369	1,253
Goodwill and intangible assets	34,495	31,934	31,918
Property, plant and equipment	16,004	14,572	14,210
Other assets	23,085	18,035	20,332
Prepayments and accrued income	18,771	14,242	13,625

Total assets	1,279,978	1,157,108	1,037,721

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	11,878	10,984	10,987
Deposits by banks	84,055	97,327	70,439
Customer accounts	693,072	634,602	573,029
Items in the course of transmission to other banks	5,301	6,923	4,383
Trading liabilities	46,460	49,770	30,127
Derivatives	34,988	21,523	27,879
Debt securities in issue	211,721	169,404	158,606
Retirement benefit liabilities	6,475	5,151	4,982
Other liabilities	20,581	17,943	18,495
Liabilities to policyholders under long-term assurance business	19,190	16,200	15,168
Accruals and deferred income	16,499	12,046	13,714
Provisions for liabilities and charges
– deferred tax	1,439	1,235	1,111
– other provisions	2,636	2,492	2,751
Subordinated liabilities	26,486	21,875	21,197

Total liabilities	1,180,781	1,067,475	952,868

Equity
Called up share capital	5,587	5,513	5,481
Share premium account	4,881	4,459	4,406
Other reserves	21,667	21,539	21,543
Retained earnings	53,387	45,555	42,318

Total shareholders’ equity	85,522	77,066	73,748
Minority interests	13,675	12,567	11,105

Total equity	99,197	89,633	84,853

Total equity and liabilities	1,279,978	1,157,108	1,037,721

Back to Contents

Consolidated balance sheet at 31 December 2004

		Effect of
	UK GAAP	transition
	IFRS format	to IFRS	IFRS
	US$m	US$m	US$m

ASSETS

Cash and balances at central banks	9,872	72	9,944
Items in the course of collection from other banks	6,352	(14)	6,338
Hong Kong Government certificates of indebtedness	11,878	–	11,878
Trading securities	111,022	11,138	122,160
Derivatives	32,188	2	32,190
Loans and advances to banks	142,712	737	143,449
Loans and advances to customers	669,831	3,060	672,891
Financial investments	180,461	4,871	185,332
Interests in associates and joint ventures	3,452	(11)	3,441
Goodwill and intangible assets	29,382	5,113	34,495
Property, plant and equipment	18,829	(2,825)	16,004
Other assets	41,310	(18,225)	23,085
Prepayments and accrued income	19,489	(718)	18,771

Total assets	1,276,778	3,200	1,279,978

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	11,878	–	11,878
Deposits by banks	83,539	516	84,055
Customer accounts	693,751	(679)	693,072
Items in the course of transmission to other banks	5,301	–	5,301
Trading liabilities	46,460	–	46,460
Derivatives	35,394	(406)	34,988
Debt securities in issue	208,593	3,128	211,721
Retirement benefit liabilities	–	6,475	6,475
Other liabilities	41,461	(20,880)	20,581
Liabilities to policyholders under long-term assurance business	–	19,190	19,190
Accruals and deferred income	16,500	(1)	16,499
Provisions for liabilities and charges
– deferred tax	2,066	(627)	1,439
– other provisions	5,532	(2,896)	2,636
Subordinated liabilities	26,486	–	26,486

Total liabilities	1,176,961	3,820	1,180,781

Equity
Called up share capital	5,587	–	5,587
Share premium account	4,881	–	4,881
Other reserves	21,457	210	21,667
Retained earnings	54,698	(1,311)	53,387

Total shareholders’ equity	86,623	(1,101)	85,522
Minority interests	13,194	481	13,675

Total equity	99,817	(620)	99,197

Total equity and liabilities	1,276,778	3,200	1,279,978

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated balance sheet at 30 June 2004

		Effect of
	UK GAAP	transition
	IFRS format	to IFRS	IFRS
	US$m	US$m	US$m

ASSETS

Cash and balances at central banks	10,103	72	10,175
Items in the course of collection from other banks	8,641	–	8,641
Hong Kong Government certificates of indebtedness	10,984	–	10,984
Trading securities	102,300	9,403	111,703
Derivatives	22,721	3	22,724
Loans and advances to banks	140,188	625	140,813
Loans and advances to customers	594,875	4,366	599,241
Financial investments	168,489	4,186	172,675
Interests in associates and joint ventures	1,421	(52)	1,369
Goodwill and intangible assets	28,029	3,905	31,934
Property, plant and equipment	16,922	(2,350)	14,572
Other assets	34,388	(16,353)	18,035
Prepayments and accrued income	14,871	(629)	14,242

Total assets	1,153,932	3,176	1,157,108

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	10,984	–	10,984
Deposits by banks	97,307	20	97,327
Customer accounts	635,031	(429)	634,602
Items in the course of transmission to other banks	6,923	–	6,923
Trading liabilities	49,770	–	49,770
Derivatives	21,911	(388)	21,523
Debt securities in issue	164,760	4,644	169,404
Retirement benefit liabilities	–	5,151	5,151
Other liabilities	34,439	(16,496)	17,943
Liabilities to policyholders under long-term assurance business	–	16,200	16,200
Accruals and deferred income	12,073	(27)	12,046
Provisions for liabilities and charges
– deferred tax	1,908	(673)	1,235
– other provisions	5,237	(2,745)	2,492
Subordinated liabilities	21,875	–	21,875

Total liabilities	1,062,218	5,257	1,067,475

Equity
Called up share capital	5,513	–	5,513
Share premium account	4,459	–	4,459
Other reserves	21,431	108	21,539
Retained earnings	47,856	(2,301)	45,555

Total shareholders’ equity	79,259	(2,193)	77,066
Minority interests	12,455	112	12,567

Total equity	91,714	(2,081)	89,633

Total equity and liabilities	1,153,932	3,176	1,157,108

Back to Contents

Consolidated balance sheet at 1 January 2004 (date of transition to IFRS)

		Effect of
	UK GAAP	transition
	IFRS format	to IFRS	IFRS
	US$m	US$m	US$m

ASSETS

Cash and balances at central banks	7,661	72	7,733
Items in the course of collection from other banks	6,628	–	6,628
Hong Kong Government certificates of indebtedness	10,987	–	10,987
Trading securities	86,887	8,529	95,416
Derivatives	27,652	(216)	27,436
Loans and advances to banks	117,173	861	118,034
Loans and advances to customers	528,977	4,873	533,850
Financial investments	152,795	3,504	156,299
Interests in associates and joint ventures	1,273	(20)	1,253
Goodwill and intangible assets	28,640	3,278	31,918
Property, plant and equipment	15,748	(1,538)	14,210
Other assets	35,476	(15,144)	20,332
Prepayments and accrued income	14,319	(694)	13,625

Total assets	1,034,216	3,505	1,037,721

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	10,987	–	10,987
Deposits by banks	70,426	13	70,439
Customer accounts	573,130	(101)	573,029
Items in the course of transmission to other banks	4,383	–	4,383
Trading liabilities	30,127	–	30,127
Derivatives	28,534	(655)	27,879
Debt securities in issue	153,562	5,044	158,606
Retirement benefit liabilities	–	4,982	4,982
Other liabilities	36,008	(17,513)	18,495
Liabilities to policyholders under long-term assurance business	–	15,168	15,168
Accruals and deferred income	13,760	(46)	13,714
Provisions for liabilities and charges
– deferred tax	1,670	(559)	1,111
– other provisions	5,078	(2,327)	2,751
Subordinated liabilities	21,197	–	21,197

Total liabilities	948,862	4,006	952,868

Equity
Called up share capital	5,481	–	5,481
Share premium account	4,406	–	4,406
Other reserves	21,543	–	21,543
Retained earnings	43,043	(725)	42,318

Total shareholders’ equity	74,473	(725)	73,748
Minority interests	10,881	224	11,105

Total equity	85,354	(501)	84,853

Total equity and liabilities	1,034,216	3,505	1,037,721

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

6 Notes on the comparative financial information

Notes 6.1 and 6.2 provide a summary of HSBC’s accounting policies under IFRS applicable to the restated financial information for the year ended 31 December 2004, the half year to 30 June 2004, and the opening balance sheet at 1 January 2004. The accounting policies that will be affected by the adoption with effect from 1 January 2005 of IAS 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ have been indicated by an *.

6.1 Basis of preparation

(a)	The restated financial information for the year ended 31 December 2004, the half year to 30 June 2004, and the opening balance sheet at 1 January 2004 has been prepared in accordance with IFRS effective for HSBC’s reporting for the year ending 31 December 2005. IFRS comprises accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRIC and its predecessor body.

HSBC has taken advantage of the exemption in IFRS 1 from presenting comparative information in accordance with IAS 32, IAS 39 and IFRS 4. Comparative information for financial instruments and insurance contracts has been prepared on the basis of the Group’s previous accounting policies (UK GAAP).

HSBC has decided to adopt the ‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ ahead of its proposed effective date, on the assumption that it will be endorsed by the EU (see 6.2(m)).

(b)	The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiary undertakings. Entities that are directly or indirectly controlled by HSBC are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to HSBC until the date that control ceases. As permitted by IFRS 1, HSBC has chosen not to restate business combinations that took place prior to 1 January 2004, the date of transition to IFRS.

The purchase method of accounting is used to account for the acquisition of subsidiaries by HSBC. The cost of an acquisition is measured at the fair value of the consideration at the date of exchange, together with costs directly attributable to that acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Financial statements of subsidiary undertakings are made up to 31 December, with the exception of the banking and insurance subsidiaries of HSBC Bank Argentina, whose financial statements are made up to 30 June annually to comply with local regulations. Accordingly, HSBC uses interim financial statements for its principal banking and insurance subsidiaries in Argentina, drawn up to 31 December annually, and these interim financial statements are audited.

The consolidated financial statements include the attributable share of the results and reserves of joint ventures and associates, based on financial statements made up to dates not earlier than three months prior to 31 December.

All significant intra-HSBC transactions are eliminated on consolidation.

(c)	The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to provisions for loan impairment charges, goodwill impairment, the valuation of securities and derivatives and retirement benefit liabilities.

Estimates made by HSBC under IFRS at 31 December 2004, 30 June 2004 and 1 January 2004 relating to provisions for loan impairment charges, goodwill impairment and the valuation of securities and derivatives are consistent with the estimates made at these dates under UK GAAP. Estimates relating to retirement benefits are consistent with disclosures previously given in the Annual Report and Accounts 2004. Further details relating to pension assumptions will be included in HSBC’s Interim Report 2005 on Form 6-K.

Back to Contents

6.2 Summary of principal accounting policies

(a)	Interest income*
Interest income is recognised in the income statement as it accrues, except in the case of impaired loans and advances (Note 2 (e)).

(b)	Non-interest income*
(i) Fee and commission income*

HSBC earns fee and commission income from a diverse range of services it provides to its customers. Fee and commission income is accounted for as follows:

–	if the income is earned on the execution of a significant act, it is recognised as revenue when the significant act has been completed (for example, commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement of the acquisition of shares or other securities);

–	if the income is earned as services are provided, it is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

–	if the income is interest in nature, it is recognised on an appropriate basis over the relevant period.

(ii) Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

(c)	Interest on debt issuance*

Premiums and discounts on the issue of debt and fair value adjustments to debt arising on acquisitions are amortised to interest payable so as to give a constant rate over the life of the debt. When debt is callable, either by HSBC or the holder, the premium or discount is amortised over the period to the earliest call date.

(d)	Segmental reporting

HSBC is organised on a worldwide basis into five geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, North America and South America. HSBC manages its business through the following customer groups: Personal Financial Services, Commercial Banking, Corporate, Investment Banking and Markets, and Private Banking. The main items reported in the ‘Other’ segment are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. Segment income and expenses include transfers between geographical segments and customer group segments. Such transfers are conducted at arm’s length.

(e)	Impairment of loans and advances*

It is HSBC’s policy that each operating company will make provisions for impaired loans and advances when objective evidence of impairment exists and on a consistent basis in accordance with established Group guidelines.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represent the quantification of actual and inherent losses from homogeneous portfolios of assets and individually identified accounts. Specific provisions are deducted from loans and advances in the balance sheet. The majority of specific provisions are determined on a portfolio basis.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Portfolios

Where homogeneous groups of assets are reviewed on a portfolio basis, two alternative methods are used to calculate specific provisions:

–	When appropriate empirical evidence is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at the end of each time period for which payments are overdue), other historical data and an evaluation of current economic conditions to calculate an appropriate level of specific provision based on inherent loss.Additionally, in certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and rescheduling statistics. Roll rates are regularly benchmarked against actual outcomes to ensure they remain appropriate.

–	In other cases, when information is insufficient or not sufficiently reliable to adopt a roll rate methodology, the Group adopts a formulaic approach which allocates progressively higher loss rates in line with the period of time for which a customer’s loan is overdue.

Individually assessed accounts

Specific provisions on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all accounts that do not qualify for, or are not subject to, a portfolio based approach. In determining such provisions on individually assessed accounts, the following factors are considered:

–	the Group’s aggregate exposure to the customer (including contingent liabilities);

–	the viability of the customer’s business model and the capability of management to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

–	the likely dividend available on liquidation or bankruptcy;

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Group and the likelihood of other creditors continuing to support the company;

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

–	the amount and timing of expected receipts and recoveries;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

–	the deduction of any costs involved in recovery of amounts outstanding;

–	the ability of the borrower to obtain the relevant foreign currency if loans are not in local currency; and

–	where available, the secondary market price for the debt.

Releases on individually calculated specific provisions are recognised whenever the Group has reasonable evidence that the established estimate of loss has been reduced.

Cross-border exposures

Specific provisions are established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors.

Provisions are applied to all qualifying exposures within these countries unless these exposures:

–	are performing, trade related and of less than one year’s maturity;

–	are mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned; or

–	are represented by securities held for trading purposes for which a liquid and active market exists, and which are marked to market daily.

Back to Contents

General provisions

General provisions augment specific provisions and provide cover for loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires operating companies to maintain a general provision, which is determined after taking into account:

–	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

–	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

–	management’s judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for that loss) is determined by local management for each identified portfolio.

Loans on which interest is being suspended and non-accrual loans

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectibility of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest is not normally credited to the income statement and either interest accruals will cease (‘non-accrual loans’) or interest will be credited to an interest suspense account in the balance sheet which is netted against the relevant loan (‘suspended interest’).

Within portfolios of low value, high volume, homogeneous loans, interest will normally be suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may continue to be included in earnings after the account is 90 days overdue, provided that a suitable provision is raised against the portion of accrued interest which is considered to be irrecoverable.

The designation of a loan as non-performing and the suspension of interest may be deferred for up to 12 months in either of the following situations:

–	cash collateral is held covering the total of principal and interest due and the right of set-off is legally sound; or

–	the value of any net realisable tangible security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments.

In certain subsidiaries, principally those in the UK and Hong Kong, provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer’s account. However, the interest is not credited to the income statement but to an interest suspense account in the balance sheet, which is netted against the relevant loan.

In other subsidiaries and in any event where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

On receipt of cash (other than from the realisation of security), the overall risk is re-evaluated and, if appropriate, suspended or non-accrual interest is recovered and taken to the income statement. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Loans are not reclassified as accruing until interest and principal payments are up to date and future payments are reasonably assured.

Loan write-offs

Loans (and the related provisions) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

(f)	Financial investments, trading securities and trading liabilities*

Treasury bills, debt securities and equity shares intended to be held on a continuing basis are disclosed as financial investments and are included in the balance sheet at cost less provision for any permanent diminution in value.

Where dated financial investments have been purchased at a premium or discount, these premiums and discounts are amortised through the income statement over the period from the date of purchase to the date of maturity so as to give a constant rate of return. If the maturity is at the borrowers’ option within a specified range of years, the earliest maturity is adopted. These financial investments are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in ‘Interest income’. Any gain or loss on realisation of these securities is recognised in the income statement as it arises and included in ‘Gains less losses from financial investments’.

Other treasury bills, debt securities, equity shares and short positions in securities are included in ‘Trading securities’ or ‘Trading liabilities’ in the balance sheet at market value. Changes in the market value of such assets and liabilities are recognised in the income statement as ‘Trading income’ as they arise. For liquid portfolios market values are determined by reference to independently sourced mid-market prices. In certain less liquid portfolios securities are valued by reference to bid or offer prices as appropriate. Where independent prices are not available, market values may be determined by discounting the expected future cash flows using an appropriate interest rate adjusted for the credit risk of the counterparty.

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain on the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised on the balance sheet and the consideration paid is recorded in ‘Loans and advances to banks’ or ‘Loans and advances to customers’.

(g)	Derivative financial instruments and hedge accounting*

Derivative financial instruments comprise futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets. Netting is applied where a legal right of set-off exists.

Accounting for these instruments is dependent upon whether the transactions are undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions include transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

Transactions undertaken for trading purposes are marked-to-market and the net present value of any gain or loss arising is recognised in the income statement as ‘Trading income’, after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions are valued by reference to an independent liquid price where this is available. For those transactions where there are no readily available quoted prices, which predominantly relate to over the counter transactions, market values are determined by reference to independently sourced rates, using valuation models. If market observable data is not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the income statement. This amount is held back and recognised over the life of the transaction where appropriate, or released to the income statement when the inputs become observable, or, when the transaction matures or is closed out. Adjustments are made for illiquid positions where appropriate.

Assets, including gains, resulting from derivative exchange rate, interest rate, equities, credit derivative and commodity contracts which are marked-to-market are included in ‘Derivatives’ on the asset side of the balance sheet. Liabilities, including losses, resulting from such contracts, are included in ‘Derivatives’ on the liabilities side of the balance sheet.

Non-trading transactions

Non-trading transactions are those which are undertaken for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities or positions measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Back to Contents

Non-trading transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gain or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures. Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accruals based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market and any gain or loss arising is taken to the income statement.

(h)	Associates and joint ventures

(i) Interests in associates and joint ventures are initially stated at cost, including attributable goodwill, and adjusted thereafter for the post-acquisition change in HSBC’s share of net assets.

(ii) Unrealised gains on transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or joint venture. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(i)	Goodwill and intangible assets

(i) Goodwill arises on the acquisition of subsidiary undertakings, joint ventures or associates when the cost of acquisition exceeds the fair value of HSBC’s share of the net identifiable assets acquired. Goodwill on acquisitions of joint ventures or associates is included in ‘Interest in associates and joint ventures’. Goodwill is tested for impairment annually by comparing the present value of the expected future cash flows from a business with the carrying value of its net assets, including attributable goodwill. Goodwill is allocated to cash-generating units for the purposes of impairment testing. Goodwill is tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. This is not at a higher level than a segment based on either the primary or secondary reporting format (as determined in accordance with IAS14 ‘Segment reporting’). Goodwill is stated at cost less accumulated impairment losses.

Any excess of the Group’s interest in the fair value of the identifiable net assets of an acquired business over the cost to acquire is recognised immediately in the income statement.

At the date of disposal of a business, attributable goodwill is included in the Group’s share of net assets in the calculation of the gain or loss on disposal.

(ii)	Intangible assets include the value of in-force long-term assurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during an annual period, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current annual period.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Intangible assets that have a finite useful life, except for the value of in-force long-term assurance business, are stated at cost less amortisation and are amortised over their useful lives. Estimated useful life is the lower of legal duration and the expected economic life. The amortisation of mortgage servicing rights is included within net fee income.

Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

HSBC recognises as an intangible asset the value of the in-force long-term assurance business (see (q) below).

(j)	Property, plant and equipment

Land and buildings are stated at historical cost, or fair value at the date of transition to IFRS (‘deemed cost’), less depreciation calculated to write off the assets over their estimated useful lives as follows:

	(i)	Freehold land, and land held under leases greater than 500 years (which are treated as finance leases), are not depreciated; and

	(ii)	Buildings are depreciated on cost or valuation at the greater of 2 per cent per annum on a straight-line basis or over the unexpired terms of the leases or over the remaining useful lives.

	(iii)	Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which run to a maximum of 35 years but are generally between 5 and 20 years.

HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both. Investment properties are included in the balance sheet at fair value with changes in fair value recognised in the income statement in the period of change. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

(k)	Finance and operating leases

(i) Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’. Finance income receivable is recognised over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

(ii) Where HSBC is a lessee under finance leases the leased assets are capitalised and included in ‘Property, plant and equipment’ and the corresponding liability to the lessor is included in ‘Other liabilities’. Leases of land exceeding 500 years to expiry are regarded as finance leases and the land is capitalised. The finance lease and corresponding liability are recognised initially at the fair value of the lease or, if lower, the present value of the minimum lease payments. Finance charges payable are recognised over the periods of the leases based on the interest rates implicit in the leases.

(iii) All other leases are classified as operating leases. Where HSBC is the lessor, the assets subject to the operating leases are included in ‘Property, plant and equipment’ and accounted for accordingly. Provision is made to the extent that the carrying value of equipment is impaired through residual values not being fully recoverable. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in ‘General and administrative expenses’ and ‘Other operating income’ respectively. When HSBC is the lessee, the leased assets are not recognised on the balance sheet.

(l)	Income tax

Income tax on the profit or loss for the year comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in shareholders’ equity, in which case it is recognised in shareholders’ equity.

Current tax is the tax expected to be payable on the taxable income for the year, calculated using tax rates enacted or substantially enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when the Group intends to settle on a net basis and the legal right to set-off exists.

Back to Contents

     Deferred tax is recognised on temporary differences between the carrying amount of assets and liabilities in the balance sheet and the amount attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

     Deferred tax is calculated using the tax rates expected to apply in the periods in which the assets will be realised or the liabilities settled. Deferred tax assets and liabilities are offset when the Group intends to settle on a net basis and the legal right to set-off exists.

(m)	Pension and other post-retirement benefits

HSBC operates a number of pension and other post-retirement benefit schemes throughout the world. These schemes include both defined benefit and defined contribution plans and various other retirement benefits such as post-retirement health-care benefits.

     Payments to defined contribution schemes and state-managed retirement benefit schemes, where the Group’s obligations under the schemes are equivalent to a defined contribution scheme, are charged as an expense as they fall due.

     The costs recognised for funding defined benefit schemes are determined using the Projected Unit Credit Method, with annual actuarial valuations performed on each scheme. Actuarial differences that arise are recognised in the statement of recognised income and expense in the year they arise. Past service costs are recognised immediately to the extent the benefits are vested, and are otherwise recognised on a straight-line basis over the average period until the benefits are vested.

     The net retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligations adjusted for unrecognised past service costs and reduced by the fair value of scheme assets. Any resulting asset from this is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the scheme. All cumulative actuarial gains and losses on retirement benefit obligations have been recognised in equity at the date of transition to IFRS.

     The cost of providing other post-retirement benefits such as health-care benefits are accounted for on the same basis as defined benefit schemes.

(n)	Equity compensation plans

Shares awarded to an employee to join the Group that are made available immediately, with no vesting period attached to the award, are expensed immediately. When an inducement is awarded to an employee on commencement of employment with the Group, and the employee must complete a specified period of service before the inducement vests, the expense is spread over the period to vesting.

     For share options, the compensation expense to be spread over the vesting period is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. An option may lapse if, for example, an employee ceases to be employed by HSBC before the end of the vesting period. Estimates of such future employee departures are taken into account when accruing the cost during the service period.

     Guaranteed bonuses awarded in respect of service in the past, where an employee must complete a specified period of service until entitled to the award, are spread over the period of service rendered to the vesting date. Discretionary bonuses awarded in respect of service in the past are expensed over the vesting period which, in this case, is the period from the date the bonus is announced until the award vests.

     As permitted by IFRS 1, HSBC has undertaken full retrospective application of IFRS 2 ‘Share-based payment’.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

(o)	Foreign currencies*

(i) Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements of the Group are presented in US dollars, which is the Group’s reporting currency.

(ii) Transactions in foreign currencies are recorded in the functional currency at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

(iii) The results of branches, subsidiary undertakings, joint ventures and associates not reporting in US dollars are translated into US dollars at the average rates of exchange for the year. Exchange differences arising from the retranslation of opening foreign currency net investments and the related cost of hedging and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in a separate foreign exchange reserve. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of separate subsidiary financial statements. In consolidated financial statements these exchange differences are recognised in the foreign exchange reserve. As permitted by IFRS 1, HSBC has set the cumulative translation differences for all foreign operations to zero at the date of transition to IFRS. On disposal of a foreign operation, the exchange differences previously recognised in reserves are recognised in the income statement.

(p)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(q)	Long-term assurance business*

The value of the in-force long-term assurance business is determined by discounting future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the value of in-force long-term assurance business are included in other operating income on a gross of tax basis.

Long-term assurance assets excluding own shares held are recognised in HSBC’s accounts in the relevant asset lines and long-term assurance liabilities attributable to policyholders are recognised in ‘Liabilities to policyholders under long-term assurance business’.

* Accounting policies affected by IAS 32, IAS 39 or IFRS 4.

Back to Contents

6.3 Earnings and dividends per share

		Half-year to
	Year ended
	31 December	31 December	30 June
	2004	2004	2004
	US$	US$	US$

Basic earnings per share	1.18	0.55	0.64
Diluted earnings per share	1.17	0.54	0.63
Dividends per share	0.63	0.26	0.37

Basic earnings per ordinary share was calculated by dividing the earnings of US$12,918 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 10,907 million (first half of 2004: earnings of US$6,940 million and 10,860 million shares; second half of 2004: earnings of US$5,978 million and 10,954 million shares).

     Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all dilutive potential ordinary shares of 11,054 million (first half of 2004: 11,005 million; second half of 2004: 11,103 million shares).

6.4 Economic profit

HSBC’s internal performance measures include economic profit, a measure which compares the return on the financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. The computation of economic profit under IFRS is as follows:

			Half-year to
	Year ended
	31 December 2004		31 December 2004		30 June 2004
	US$m	%[1]	US$m	%[1]	US$m	%[1]

Average total shareholders’ equity[2]	79,391		82,218		76,533
Add: Goodwill previously amortised or written off	8,172		8,172		8,172
Less: Property revaluation	(1,092)		(1,092)		(1,092)

Average invested capital[3]	86,471		89,298		83,613

Profit for the period	14,258	16.5	6,651	14.8	7,607	18.3
Less: Minority interests	(1,340)	(1.5)	(673)	(1.5)	(667)	(1.6)

Return on invested capital[4]	12,918	15.0	5,978	13.3	6,940	16.7
Benchmark cost of capital	(8,647)	(10.0)	(4,489)	(10.0)	(4,158)	(10.0)

Economic profit/spread	4,271	5.0	1,489	3.3	2,782	6.7

1	Expressed as a percentage of average invested capital.
2	Excludes dividends declared but not paid.
3	Average invested capital is measured as total shareholders’ equity after adding back goodwill previously amortised or written off directly to reserves. This measure reflects capital initially invested and subsequent profit (excluding goodwill).
4	Return on invested capital is profit for the period less equity minority interests.

On the adoption of IAS 32, IAS 39 and IFRS 4, HSBC would expect to make adjustments for reserves for unrealised gains/(losses) on effective hedges and available-for-sale securities in arriving at average invested capital. These adjustments would arise as follows:

–	Gains and losses on the effective hedging of future cash flows essentially reflect the opportunity profit or loss on decisions taken to fix in monetary terms the yield on assets or the cost of liabilities when measured against current market rates. Given that these amounts are ultimately reflected in profit for the period, they would be excluded from average invested capital, upon which the capital charge is based.

–	Unrealised gains and losses on available-for-sale securities are excluded from the measure of average invested capital for the purpose of computing economic profit because the gains or losses represent unrealised profit or impairment which may be offset or reversed in the future, and because there is accounting asymmetry in that the offsetting profit or loss on the liabilities taken out to fund these assets is not reflected.

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

6.5 Summary segmental analysis

(a)	By geographical region

			Half-year to
	Year ended
	31 December 2004		31 December 2004		30 June 2004
	US$m	%	US$m	%	US$m	%
Profit before tax
Europe	5,756	30.4	2,787	31.5	2,969	29.3
Hong Kong	4,830	25.5	2,221	25.2	2,609	25.8
Rest of Asia-Pacific	1,847	9.8	878	10.0	969	9.6
North America	6,070	32.0	2,653	30.1	3,417	33.8
South America	440	2.3	284	3.2	156	1.5

Total	18,943	100.0	8,823	100.0	10,120	100.0

			Half-year to
	Year ended
	31 December 2004		31 December 2004		30 June 2004
	US$m	%	US$m	%	US$m	%
Total assets
Europe	545,540	43.0	485,480	42.3	431,188	42.0
Hong Kong	213,479	16.8	201,512	17.6	194,645	19.0
Rest of Asia-Pacific	120,530	9.5	107,665	9.4	98,112	9.5
North America	371,183	29.3	337,980	29.5	290,223	28.3
South America	17,368	1.4	13,487	1.2	12,566	1.2

	1,268,100	100.0	1,146,124	100.0	1,026,734	100.0

Add: Hong Kong Government
certificates of indebtedness	11,878		10,984		10,987

Total assets	1,279,978		1,157,108		1,037,721

(b)	By customer group

			Half-year to
	Year ended
	31 December 2004		31 December 2004		30 June 2004
	US$m	%	US$m	%	US$m	%
Profit before tax
Personal Financial Services[1]	8,497	44.9	3,961	44.9	4,536	44.8
Commercial Banking	4,057	21.4	1,882	21.3	2,175	21.5
Corporate, Investment Banking
and Markets[1]	5,288	27.9	2,497	28.3	2,791	27.6
Private Banking	697	3.7	335	3.8	362	3.6
Other	404	2.1	148	1.7	256	2.5

Total	18,943	100.0	8,823	100.0	10,120	100.0

1	In 2005, HSBC implemented a change in the transfer pricing of funding between the Personal Financial Services and the Corporate, Investment Banking and Markets segments in North America because Treasury is now managing all of the interest rate risk of the held prime residential mortgage portfolio. The numbers for 2004 have been restated to reflect the impact of transfer pricing had it been in place on a similar basis. In addition, certain other minor reclassifications have been made to the 2004 comparative figures to reflect the re-allocation of customers between segments.

	31 December 2004		30 June 2004
	US$m	%	US$m	%
Total assets[1]
Personal Financial Services	441,106	34.8	377,681	33.0
Commercial Banking	159,246	12.6	144,843	12.6
Corporate, Investment Banking and Markets	584,775	46.1	542,486	47.3
Private Banking	56,751	4.5	52,617	4.6
Other	26,222	2.0	28,497	2.5

Total	1,268,100	100.0	1,146,124	100.0

1	Excluding Hong Kong Government certificates of indebtedness

Back to Contents

This page is left blank intentionally

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

This page is left blank intentionally

Back to Contents

This page is left blank intentionally

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

This page is left blank intentionally

Back to Contents

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Appendix I

Consolidated income statement for the year ended 31 December 2004

Reconciliation of UK GAAP and IFRS

Adjustments to conform HSBC’s UK GAAP income statement for the year ended 31 December 2004 to its accounting policies under IFRS are set out below:

	UK GAAP	Retirement benefits	Goodwill amortisation under UK GAAP	Other goodwill adjustments	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest receivable	50,203	–	–	–	–	–	–	61	254	–	(47)	50,471
Interest payable	(19,179)	–	–	–	–	–	–	4	(245)	–	48	(19,372)

Net interest income	31,024	–	–	–	–	–	–	65	9	–	1	31,099

Fees and commissions receivable	15,877	–	–	–	–	–	–	(3)	(31)	–	(171)	15,672
Fees and commissions payable	(2,784)	–	–	–	–	–	–	(356)	(9)	–	195	(2,954)
Dealing profits	2,566	–	–	–	–	–	–	–	73	–	(20)	2,619
Dividend income	601	–	–	–	–	–	–	–	25	–	(4)	622
Net investment income on assets backing policyholder liabilities	–	–	–	–	–	–	–	1,012	–	–	–	1,012
Net earned insurance premiums	–	–	–	–	–	–	–	5,368	–	–	–	5,368
Other operating income	3,303	–	–	–	–	–	–	(1,482)	21	90	(151)	1,781

Operating income	50,587	–	–	–	–	–	–	4,604	88	90	(150)	55,219

Administrative expenses	(24,183)	(170)	–	(39)	329	(152)	–	(49)	15	(7)	32	(24,224)
Depreciation and amortisation	(3,506)	–	1,814	(57)	(304)	–	(90)	–	–	4	(86)	(2,225)

Operating profit before provisions	22,898	(170)	1,814	(96)	25	(152)	(90)	4,555	103	87	(204)	28,770

Provision for bad and doubtful debts	(6,357)	–	–	–	–	–	–	–	–	–	162	(6,195)
Provision for contingent liabilities and commitments	(27)	–	–	–	–	–	–	–	–	–	(44)	(71)
Net insurance claims	–	–	–	–	–	–	–	(4,565)	(70)	–	–	(4,635)
Amounts written off fixed asset investments	–	–	–	–	–	–	–	–	4	–	(2)	2

Operating profit	16,514	(170)	1,814	(96)	25	(152)	(90)	(10)	37	87	(88)	17,871

Back to Contents

Consolidated income statement for the year ended 31 December 2004 (continued)

Reconciliation of UK GAAP and IFRS

	UK GAAP	Retirement benefits	Goodwill amortisation under UK GAAP	Other goodwill adjustments	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Operating profit	16,514	(170)	1,814	(96)	25	(152)	(90)	(10)	37	87	(88)	17,871

Share of profit in associates and joint ventures	292	–	4	2	–	–	–	–	–	18	–	316
Gains on disposal of fixed assets and investments	802	–	–	(8)	–	–	–	11	–	1	(2)	804

Profit on ordinary activities before tax	17,608	(170)	1,818	(102)	25	(152)	(90)	1	37	106	(90)	18,991

Tax on profit on ordinary activities	(4,507)	39	–	57	(21)	(12)	27	(1)	(6)	(11)	(298)	(4,733)

Profit on ordinary activities after tax	13,101	(131)	1,818	(45)	4	(164)	(63)	–	31	95	(388)	14,258

Minority interests	(1,261)	(3)	–	–	–	–	–	–	(19)	(35)	(22)	(1,340)

Profit attributable to shareholders	11,840	(134)	1,818	(45)	4	(164)	(63)	–	12	60	(410)	12,918

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated income statement for the half-year to 31 December 2004

Reconciliation of UK GAAP and IFRS

Adjustments to conform HSBC’s UK GAAP income statement for the half-year to 31 December 2004 to its accounting policies under IFRS are set out below:

	UK GAAP	Retirement benefits	Goodwill amortisation under UK GAAP	Other goodwill adjustments	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest receivable	26,725	–	–	–	–	–	11	25	123	–	(29)	26,855
Interest payable	(10,807)	–	–	–	–	–	–	5	(122)	–	38	(10,886)

Net interest income	15,918	–	–	–	–	–	11	30	1	–	9	15,969

Fees and commissions receivable	8,161	–	–	–	–	–	–	(11)	71	–	(181)	8,040
Fees and commissions payable	(1,432)	–	–	–	–	–	–	(184)	(107)	–	191	(1,532)
Dealing profits	1,183	–	–	–	–	–	–	–	66	–	(30)	1,219
Dividend income	272	–	–	–	–	–	–	–	14	–	(3)	283
Net investment income on assets backing policyholder liabilities	–	–	–	–	–	–	–	818	–	–	–	818
Net earned insurance premiums	–	–	–	–	–	–	–	2,904	–	–	–	2,904
Other operating income	1,457	–	–	–	–	–	–	(782)	25	30	(28)	702

Operating income	25,559	–	–	–	–	–	11	2,775	70	30	(42)	28,403

Administrative expenses	(12,648)	(215)	–	(39)	175	(97)	–	(24)	10	(3)	42	(12,799)
Depreciation and amortisation	(1,815)	–	931	(23)	(108)	–	(66)	–	(1)	(6)	(37)	(1,125)

Operating profit before provisions	11,096	(215)	931	(62)	67	(97)	(55)	2,751	79	21	(37)	14,479

Provision for bad and doubtful debts	(3,554)	–	–	–	–	–	–	–	–	–	67	(3,487)
Provision for contingent liabilities and commitments	82	–	–	–	–	–	–	–	–	–	(44)	38
Net insurance claims	–	–	–	–	–	–	–	(2,760)	(50)	–	–	(2,810)
Amounts written off fixed asset investments	(16)	–	–	–	–	–	–	–	3	–	(1)	(14)

Operating profit	7,608	(215)	931	(62)	67	(97)	(55)	(9)	32	21	(15)	8,206

Back to Contents

Consolidated income statement for the half-year to 31 December 2004 (continued)

Reconciliation of UK GAAP and IFRS

	UK GAAP	Retirement benefits	Goodwill amortisation under UK GAAP	Other goodwill adjustments	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Operating profit	7,608	(215)	931	(62)	67	(97)	(55)	(9)	32	21	(15)	8,206

Share of profit in associates and joint ventures	169	–	4	2	–	–	–	–	(5)	18	(1)	187
Gains on disposal of fixed assets and investments	463	–	–	–	–	–	–	5	(1)	2	(2)	467

Profit on ordinary activities before tax	8,240	(215)	935	(60)	67	(97)	(55)	(4)	26	41	(18)	8,860

Tax on profit on ordinary activities	(2,139)	49	–	23	(30)	19	16	4	(4)	(1)	(146)	(2,209)

Profit on ordinary activities after tax	6,101	(166)	935	(37)	37	(78)	(39)	–	22	40	(164)	6,651

Minority interests	(607)	1	–	–	–	–	–	–	(25)	(12)	(30)	(673)

Profit attributable to shareholders	5,494	(165)	935	(37)	37	(78)	(39)	–	(3)	28	(194)	5,978

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated income statement for the half-year to 30 June 2004

Reconciliation of UK GAAP and IFRS

Adjustments to conform HSBC’s UK GAAP income statement for the half-year to 30 June 2004 to its accounting policies under IFRS are set out below:

	UK GAAP	Retirement benefits	Goodwill amortisation under UK GAAP	Other goodwill adjustments	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Interest receivable	23,478	–	–	–	–	–	(11)	36	131	–	(18)	23,616
Interest payable	(8,372)	–	–	–	–	–	–	(1)	(123)	–	10	(8,486)

Net interest income	15,106	–	–	–	–	–	(11)	35	8	–	(8)	15,130

Fees and commissions receivable	7,716	–	–	–	–	–	–	8	(102)	–	10	7,632
Fees and commissions payable	(1,352)	–	–	–	–	–	–	(172)	98	–	4	(1,422)
Dealing profits	1,383	–	–	–	–	–	–	–	7	–	10	1,400
Dividend income	329	–	–	–	–	–	–	–	11	–	(1)	339
Net investment income on assets backing policyholder liabilities	–	–	–	–	–	–	–	194	–	–	–	194
Net earned insurance premiums	–	–	–	–	–	–	–	2,464	–	–	–	2,464
Other operating income	1,846	–	–	–	–	–	–	(700)	(4)	60	(123)	1,079

Operating income	25,028	–	–	–	–	–	(11)	1,829	18	60	(108)	26,816

Administrative expenses	(11,535)	45	–	–	154	(55)	–	(25)	5	(4)	(10)	(11,425)
Depreciation and amortisation	(1,691)	–	883	(34)	(196)	–	(24)	–	1	10	(49)	(1,100)

Operating profit before provisions	11,802	45	883	(34)	(42)	(55)	(35)	1,804	24	66	(167)	14,291

Provision for bad and doubtful debts	(2,803)	–	–	–	–	–	–	–	–	–	95	(2,708)
Provision for contingent liabilities and commitments	(109)	–	–	–	–	–	–	–	–	–	–	(109)
Net insurance claims	–	–	–	–	–	–	–	(1,805)	(20)	–	–	(1,825)
Amounts written off fixed asset investments	16	–	–	–	–	–	–	–	1	–	(1)	16

Operating profit	8,906	45	883	(34)	(42)	(55)	(35)	(1)	5	66	(73)	9,665

Back to Contents

Consolidated income statement for the half-year to 30 June 2004 (continued)

Reconciliation of UK GAAP and IFRS

	UK GAAP	Retirement benefits	Goodwill amortisation under UK GAAP	Other goodwill adjustments	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Operating profit	8,906	45	883	(34)	(42)	(55)	(35)	(1)	5	66	(73)	9,665

Share of profit in associates and joint ventures	123	–	–	–	–	–	–	–	5	–	1	129
Gains on disposal of fixed assets and investments	339	–	–	(8)	–	–	–	6	1	(1)	–	337

Profit on ordinary activities before tax	9,368	45	883	(42)	(42)	(55)	(35)	5	11	65	(72)	10,131

Tax on profit on ordinary activities	(2,368)	(10)	–	34	9	(31)	11	(5)	(2)	(10)	(152)	(2,524)

Profit on ordinary activities after tax	7,000	35	883	(8)	(33)	(86)	(24)	–	9	55	(224)	7,607

Minority interests	(654)	(4)	–	–	–	–	–	–	6	(23)	8	(667)

Profit attributable to shareholders	6,346	31	883	(8)	(33)	(86)	(24)	–	15	32	(216)	6,940

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated balance sheet at 31 December 2004

Reconciliation of UK GAAP and IFRS

Adjustments to conform HSBC’s UK GAAP balance sheet at 31 December 2004 to its accounting policies under IFRS are set out below:

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	9,872	–	–	–	–	–	–	–	72	–	–	9,944
Items in the course of collection from other banks	6,352	–	–	–	–	–	–	–	(14)	–	–	6,338
Treasury bills and other eligible bills	30,284	–	–	–	–	–	–	197	–	–	–	30,481
Hong Kong Government certificates of indebtedness	11,878	–	–	–	–	–	–	–	–	–	–	11,878
Loans and advances to banks	142,712	–	–	–	–	–	–	699	40	–	(2)	143,449
Loans and advances to customers	669,831	–	–	–	–	–	(122)	342	3,602	–	(762)	672,891
Debt securities	240,999	4	–	–	–	–	–	8,109	(701)	–	–	248,411
Equity shares	19,319	–	–	–	–	–	–	6,896	1,321	–	183	27,719
Interests in associates and joint ventures	3,452	–	–	3	–	–	–	–	–	(14)	–	3,441
Other participating interests	881	–	–	–	–	–	–	–	–	–	–	881
Goodwill and intangible assets	29,382	–	–	1,809	760	–	–	1,874	(3)	–	673	34,495
Tangible fixed assets	18,829	–	–	–	–	–	(596)	–	–	(2,140)	(89)	16,004
Other assets	73,498	1,152	–	57	(138)	110	–	(19,141)	468	(241)	(490)	55,275
Prepayments and accrued income	19,489	(1,003)	–	–	–	–	–	(64)	11	352	(14)	18,771

Total assets	1,276,778	153	–	1,869	622	110	(718)	(1,088)	4,796	(2,043)	(501)	1,279,978

Back to Contents

Consolidated balance sheet at 31 December 2004 (continued)

Reconciliation of UK GAAP and IFRS

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
LIABILITIES
Hong Kong currency notes in circulation	11,878	–	–	–	–	–	–	–	–	–	–	11,878
Deposits by banks	83,539	–	–	–	–	–	–	–	516	–	–	84,055
Customer accounts	693,751	–	–	–	–	–	–	(528)	(151)	–		693,072
Items in the course of transmission to other banks	5,301	–	–	–	–	–	–	–	–	–	–	5,301
Debt securities in issue	208,593	–	–	–	–	–	–	(486)	3,614	–	–	211,721
Other liabilities	123,315	(3)	(3,173)	–	–	27	–	(18,428)	295	–	(4)	102,029
Liabilities to policyholders under long-term assurance business	–	–	–	–	–	–	–	19,190	–	–	–	19,190
Retirement benefit liabilities	–	6,475	–	–	–	–	–	–	–	–	–	6,475
Accruals and deferred income	16,500	31	–	–	–	(140)	–	2	57	–	49	16,499
Provision for liabilities and charges
– deferred taxation	2,066	(128)	–	–	71	25	(215)	362	18	220	(980)	1,439
– other provisions	5,532	(1,740)	–	–	–	–	–	(1,202)	1	–	45	2,636
Subordinated liabilities	26,486	–	–	–	–	–	–	–	–	–	–	26,486
Minority interests	13,194	(12)	177	–	–	–	–	–	484	(161)	(7)	13,675
Called up share capital	5,587	–	–	–	–	–	–	–	–	–	–	5,587
Share premium account	4,881	–	–	–	–	–	–	–	–	–	–	4,881
Other reserves	21,457	–	–	–	–	–	–	–	–	–	210	21,667
Revaluation reserve	2,660	–	–	–	–	–	–	–	–	(2,660)	–	–
Profit and loss account	52,038	(4,470)	2,996	1,869	551	198	(503)	2	(38)	558	186	53,387

Total liabilities	1,276,778	153	–	1,869	622	110	(718)	(1,088)	4,796	(2,043)	(501)	1,279,978

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated balance sheet at 30 June 2004

Reconciliation of UK GAAP and IFRS

Adjustments to conform HSBC’s UK GAAP balance sheet at 30 June 2004 to its accounting policies under IFRS are set out below:

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	10,103	–	–	–	–	–	–	–	72	–	–	10,175
Items in the course of collection from other banks	8,641	–	–	–	–	–	–	–	–	–	–	8,641
Treasury bills and other eligible bills	30,525	–	–	–	–	–	–	50	–	–	–	30,575
Hong Kong Government certificates of indebtedness	10,984	–	–	–	–	–	–	–	–	–	–	10,984
Loans and advances to banks	140,188	–	–	–	–	–	–	606	19	–	–	140,813
Loans and advances to customers	594,875	–	–	–	–	–	(123)	297	5,054	–	(862)	599,241
Debt securities	225,349	4	–	–	–	–	–	7,305	(434)	–	–	232,224
Equity shares	14,048	–	–	–	–	–	–	5,498	965	–	201	20,712
Interests in associates and joint ventures	1,421	(1)	–	–	–	–	–	–	(41)	(10)	–	1,369
Other participating interests	867	–	–	–	–	–	–	–	–	–	–	867
Goodwill and intangible assets	28,029	–	–	892	687	–	–	1,640	–	–	686	31,934
Tangible fixed assets	16,922	–	–	–	–	–	(496)	–	(6)	(1,755)	(93)	14,572
Other assets	57,109	813	–	14	(117)	81	–	(16,367)	(281)	(235)	(258)	40,759
Prepayments and accrued income	14,871	(948)	–	–	–	–	–	(41)	13	356	(9)	14,242

Total assets	1,153,932	(132)	–	906	570	81	(619)	(1,012)	5,361	(1,644)	(335)	1,157,108

Back to Contents

Consolidated balance sheet at 30 June 2004 (continued)

Reconciliation of UK GAAP and IFRS

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
LIABILITIES
Hong Kong currency notes in circulation	10,984	–	–	–	–	–	–	–	–	–	–	10,984
Deposits by banks	97,307	–	–	–	–	–	–	20	–	–	–	97,327
Customer accounts	635,031	–	–	–	–	–	–	(337)	(92)	–	–	634,602
Items in the course of transmission to other banks	6,923	–	–	–	–	–	–	–	–	–	–	6,923
Debt securities in issue	164,760	–	–	–	–	–	–	(493)	5,137	–	–	169,404
Other liabilities	106,120	(4)	(1,538)	13	–	23	–	(15,581)	199	–	4	89,236
Liabilities to policyholders under long-term assurance business	–	–	–	–	–	–	–	16,200	–	–	–	16,200
Retirement benefit liabilities	–	5,151	–	–	–	–	–	–	–	–	–	5,151
Accruals and deferred income	12,073	14	–	–	–	(93)	–	1	12	–	39	12,046
Provision for liabilities and charges
– deferred taxation	1,908	(175)	–	–	69	26	(189)	325	–	204	(933)	1,235
– other provisions	5,237	(1,560)	–	(68)	–	–	–	(1,146)	2	–	27	2,492
Subordinated liabilities	21,875	–	–	–	–	–	–	–	–	–	–	21,875
Minority interests	12,455	(7)	102	–	–	–	–	–	180	(165)	2	12,567
Called up share capital	5,513	–	–	–	–	–	–	–	–	–	–	5,513
Share premium account	4,459	–	–	–	–	–	–	–	–	–	–	4,459
Other reserves	21,431	–	–	22	–	–	–	–	–	–	86	21,539
Revaluation reserve	2,281	–	–	–	–	–	–	–	–	(2,281)	–	–
Profit and loss account	45,575	(3,551)	1,436	939	501	125	(430)	(1)	(77)	598	440	45,555

Total liabilities	1,153,932	(132)	–	906	570	81	(619)	(1,012)	5,361	(1,644)	(335)	1,157,108

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Consolidated balance sheet at 1 January 2004

Reconciliation of UK GAAP and IFRS

Adjustments to conform HSBC’s UK GAAP balance sheet at 1 January 2004 to its accounting policies under IFRS are set out below:

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	7,661	–	–	–	–	–	–	–	72	–	–	7,733
Items in the course of collection from other banks	6,628	–	–	–	–	–	–	–	–	–	–	6,628
Treasury bills and other eligible bills	20,391	–	–	–	–	–	–	84	–	–	–	20,475
Hong Kong Government certificates of indebtedness	10,987	–	–	–	–	–	–	–	–	–	–	10,987
Loans and advances to banks	117,173	–	–	–	–	–	–	752	109	–	–	118,034
Loans and advances to customers	528,977	–	–	–	–	–	(110)	316	5,555	–	(888)	533,850
Debt securities	205,722	4	–	–	–	–	–	6,597	(466)	–	–	211,857
Equity shares	12,879	–	–	–	–	–	–	5,037	578	–	200	18,694
Interests in associates and joint ventures	1,273	(1)	–	8	–	–	–	–	(16)	(11)	–	1,253
Other participating interests	690	–	–	–	–	–	–	–	–	–	–	690
Goodwill and intangible assets	28,640	–	–	112	718	–	–	1,579	–	–	869	31,918
Tangible fixed assets	15,748	–	–	–	–	–	(465)	–	–	(979)	(94)	14,210
Other assets	63,128	733	–	44	(127)	111	–	(15,169)	(649)	(18)	(286)	47,767
Prepayments and accrued income	14,319	(948)	–	(77)	–	24	–	76	(108)	353	(14)	13,625

Total assets	1,034,216	(212)	–	87	591	135	(575)	(728)	5,075	(655)	(213)	1,037,721

Back to Contents

Consolidated balance sheet at 1 January 2004 (continued)

Reconciliation of UK GAAP and IFRS

	UK GAAP	Retirement benefits	Dividends	Goodwill	Software capitalisation	Share-based payments	Leases	Insurance	Consolid- ation	Property	Other	IFRS
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
LIABILITIES
Hong Kong currency notes in circulation	10,987	–	–	–	–	–	–	–	–	–	–	10,987
Deposits by banks	70,426	–	–	–	–	–	–	13	–	–	–	70,439
Customer accounts	573,130	–	–	–	–	–	–	(78)	(23)	–	–	573,029
Items in the course of transmission to other banks	4,383	–	–	–	–	–	–	–	–	–	–	4,383
Debt securities in issue	153,562	–	–	–	–	–	–	(516)	5,560	–	–	158,606
Other liabilities	94,669	(126)	(2,794)	156	–	(5)	–	(14,773)	(598)	–	(28)	76,501
Liabilities to policyholders under long-term assurance business	–	–	–	–	–	–	–	15,168	–	–	–	15,168
Retirement benefit liabilities	–	4,982	–	–	–	–	–	–	–	–	–	4,982
Accruals and deferred income	13,760	(6)	–	26	–	(106)	–	–	12	–	28	13,714
Provision for liabilities and charges
– deferred taxation	1,670	(142)	–	–	73	35	(173)	306	3	201	(862)	1,111
– other provisions	5,078	(1,390)	–	(73)	–	–	–	(848)	(25)	–	9	2,751
Subordinated liabilities	21,197	–	–	–	–	–	–	–	–	–	–	21,197
Minority interests	10,881	(1)	167	–	–	–	–	–	148	(101)	11	11,105
Called up share capital	5,481	–	–	–	–	–	–	–	–	–	–	5,481
Share premium account	4,406	–	–	–	–	–	–	–	–	–	–	4,406
Other reserves	21,543	–	–	–	–	–	–	–	–	–	–	21,543
Revaluation reserve	1,615	–	–	–	–	–	–	–	–	(1,615)	–	–
Profit and loss account	41,428	(3,529)	2,627	(22)	518	211	(402)	–	(2)	860	629	42,318

Total liabilities	1,034,216	(212)	–	87	591	135	(575)	(728)	5,075	(655)	(213)	1,037,721

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

Appendix II

IFRS Consolidated income statement for the year ended 31 December 2004

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

Interest receivable	50,471		50,471	Interest income
Interest payable	(19,372)		(19,372)	Interest expense

Net interest income	31,099		31,099	Net interest income

Fees and commissions receivable	15,672		15,672	Fee income
Fees and commissions payable	(2,954)		(2,954)	Fee expense

			12,718	Net fee income

Dealing profits	2,619		2,619	Trading income
Net investment income on assets backing policyholder liabilities	1,012		1,012	Net investment income on assets backing policyholder liabilities
		773	773	Gains less losses from financial investments
Dividend income	622		622	Dividend income
Net earned insurance premiums	5,368		5,368	Net earned insurance premiums
Other operating income	1,781	34	1,815	Other operating income

Operating income	55,219	807	56,026	Total operating income

		(6,191)	(6,191)	Loan impairment charges and other credit risk provisions
		(4,635)	(4,635)	Net insurance claims incurred and movement in policyholder liabilities

			45,200	Net operating income
Administrative expenses	(24,224)	24,224
		(14,612)	(14,612)	Employee compensation and benefits
		(9,688)	(9,688)	General and administrative expenses
Depreciation and amortisation	(2,225)	2,225
		(1,731)	(1,731)	Depreciation of property, plant and equipment
		(494)	(494)	Amortisation of intangible assets and impairment of goodwill

			(26,525)	Total operating expenses

Operating profit before provisions	28,770

Provision for bad and doubtful debts	(6,195)	6,195
Provision for contingent liabilities and commitments	(71)	71
Net insurance claims incurred and movement in policyholder liabilities	(4,635)	4,635
Amounts written off fixed asset investments	2	(2)

Operating profit	17,871	804	18,675	Operating profit

Back to Contents

IFRS Consolidated income statement for the year ended 31 December 2004 (continued)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

Operating profit	17,871	804	18,675	Operating profit

Share of profit in associates and joint ventures	316	(48)	268	Share of profit in associates and joint ventures
Gains on disposal of fixed assets and investments	804	(804)

Profit on ordinary activities before tax	18,991	(48)	18,943	Profit before tax

Tax on profit on ordinary activities	(4,733)	48	(4,685)	Tax expense

Profit on ordinary activities after tax	14,258		14,258	Profit for the period

Minority interests	(1,340)		(1,340)	Profit attributable to minority interests

Profit attributable to shareholders	12,918	–	12,918	Profit attributable to shareholders

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

IFRS Consolidated income statement for the half-year to 31 December 2004

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

Interest receivable	26,855		26,855	Interest income
Interest payable	(10,886)		(10,886)	Interest expense

Net interest income	15,969		15,969	Net interest income

Fees and commissions receivable	8,040		8,040	Fee income
Fees and commissions payable	(1,532)		(1,532)	Fee expense

			6,508	Net fee income

Dealing profits	1,219		1,219	Trading income
Net investment income on assets backing policyholder liabilities	818		818	Net investment income on assets backing policyholder liabilities
		443	443	Gains less losses from financial investments
Dividend income	283		283	Dividend income
Net earned insurance premiums	2,904		2,904	Net earned insurance premiums
Other operating income	702	11	713	Other operating income

Operating income	28,403	454	28,857	Total operating income

		(3,451)	(3,451)	Loan impairment charges and other credit risk provisions
		(2,810)	(2,810)	Net insurance claims incurred and movement in policyholder liabilities

			22,596	Net operating income
Administrative expenses	(12,799)	12,799
		(7,649)	(7,649)	Employee compensation and benefits
		(5,149)	(5,149)	General and administrative expenses
Depreciation and amortisation	(1,125)	1,125
		(932)	(932)	Depreciation of property, plant and equipment
		(193)	(193)	Amortisation of intangible assets and impairment of goodwill

			(13,923)	Total operating expenses

Operating profit before provisions	14,479

Provision for bad and doubtful debts	(3,487)	3,487
Provision for contingent liabilities and commitments	38	(38)
Net insurance claims incurred and movement in policyholder liabilities	(2,810)	2,810
Amounts written off fixed asset investments	(14)	14

Operating profit	8,206	467	8,673	Operating profit

Back to Contents

IFRS Consolidated income statement for the half-year to 31 December 2004 (continued)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

Operating profit	8,206	467	8,673	Operating profit

Share of profit in associates and joint ventures	187	(37)	150	Share of profit in associates and joint ventures
Gains on disposal of fixed assets and investments	467	(467)

Profit on ordinary activities before tax	8,860	(37)	8,823	Profit before tax

Tax on profit on ordinary activities	(2,209)	37	(2,172)	Tax expense

Profit on ordinary activities after tax	6,651		6,651	Profit for the period

Minority interests	(673)		(673)	Profit attributable to minority interests

Profit attributable to shareholders	5,978	–	5,978	Profit attributable to shareholders

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

IFRS Consolidated income statement for the half-year to 30 June 2004

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

Interest receivable	23,616		23,616	Interest income
Interest payable	(8,486)		(8,486)	Interest expense

Net interest income	15,130		15,130	Net interest income

Fees and commissions receivable	7,632		7,632	Fee income
Fees and commissions payable	(1,422)		(1,422)	Fee expense

			6,210	Net fee income

Dealing profits	1,400		1,400	Trading income
Net investment income on assets backing policyholder liabilities	194		194	Net investment income on assets backing policyholder liabilities
		330	330	Gains less losses from financial investments
Dividend income	339		339	Dividend income
Net earned insurance premiums	2,464		2,464	Net earned insurance premiums
Other operating income	1,079	23	1,102	Other operating income

Operating income	26,816	353	27,169	Total operating income

		(2,740)	(2,740)	Loan impairment charges and other credit risk provisions
		(1,825)	(1,825)	Net insurance claims incurred and movement in policyholder liabilities

			22,604	Net operating income
Administrative expenses	(11,425)	11,425
		(6,963)	(6,963)	Employee compensation and benefits
		(4,539)	(4,539)	General and administrative expenses
Depreciation and amortisation	(1,100)	1,100
		(799)	(799)	Depreciation of property, plant and equipment
		(301)	(301)	Amortisation of intangible assets and impairment of goodwill

			(12,602)	Total operating expenses

Operating profit before provisions	14,291

Provision for bad and doubtful debts	(2,708)	2,708
Provision for contingent liabilities and commitments	(109)	109
Net insurance claims incurred and movement in policyholder liabilities	(1,825)	1,825
Amounts written off fixed asset investments	16	(16)

Operating profit	9,665	337	10,002	Operating profit

Back to Contents

IFRS Consolidated income statement for the half-year to 30 June 2004 (continued)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

Operating profit	9,665	337	10,002	Operating profit

Share of profit in associates and joint ventures	129	(11)	118	Share of profit in associates and joint ventures
Gains on disposal of fixed assets and investments	337	(337)

Profit on ordinary activities before tax	10,131	(11)	10,120	Profit before tax

Tax on profit on ordinary activities	(2,524)	11	(2,513)	Tax expense

Profit on ordinary activities after tax	7,607		7,607	Profit for the period

Minority interests	(667)		(667)	Profit attributable to minority interests

Profit attributable to shareholders	6,940	–	6,940	Profit attributable to shareholders

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

IFRS Consolidated balance sheet at 31 December 2004

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

ASSETS				ASSETS

Cash and balances at central banks	9,944		9,944	Cash and balances at central banks
Items in the course of collection from other banks	6,338		6,338	Items in the course of collection from other banks
Treasury bills and other eligible bills	30,481	(30,481)
Hong Kong Government certificates of indebtedness	11,878		11,878	Hong Kong Government certificates of indebtedness
		122,160	122,160	Trading securities
		32,190	32,190	Derivatives
Loans and advances to banks	143,449		143,449	Loans and advances to banks
Loans and advances to customers	672,891		672,891	Loans and advances to customers
Debt securities	248,411	(248,411)
Equity shares	27,719	(27,719)
		185,332	185,332	Financial investments
Interests in associates and joint ventures	3,441		3,441	Interests in associates and joint ventures
Other participating interests	881	(881)
Goodwill and intangible assets	34,495		34,495	Goodwill and intangible assets
Tangible fixed assets	16,004		16,004	Property, plant and equipment
Other assets	55,275	(32,190)	23,085	Other assets
Prepayments and accrued income	18,771		18,771	Prepayments and accrued income

Total assets	1,279,978	–	1,279,978	Total assets

Back to Contents

IFRS Consolidated balance sheet at 31 December 2004 (continued)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

LIABILITIES				LIABILITIES AND EQUITY

				Liabilities
Hong Kong currency notes in circulation	11,878		11,878	Hong Kong currency notes in circulation
Deposits by banks	84,055		84,055	Deposits by banks
Customer accounts	693,072		693,072	Customer accounts
Items in the course of transmission to other banks	5,301		5,301	Items in the course of transmission to other banks
		46,460	46,460	Trading liabilities
		34,988	34,988	Derivatives
Debt securities in issue	211,721		211,721	Debt securities in issue
Retirement benefit liabilities	6,475		6,475	Retirement benefit liabilities
Other liabilities	102,029	(81,448)	20,581	Other liabilities
Liabilities to policyholders under long term assurance business	19,190		19,190	Liabilities to policyholders under long term assurance business
Accruals and deferred income	16,499		16,499	Accruals and deferred income
Provisions for liabilities and charges				Provisions for liabilities and charges
– deferred taxation	1,439		1,439	– deferred tax
– other provisions	2,636		2,636	– other provisions
Subordinated liabilities	26,486		26,486	Subordinated liabilities

			1,180,781	Total liabilities
Minority interests	13,675	(13,675)
				Equity
Called up share capital	5,587		5,587	Called up share capital
Share premium account	4,881		4,881	Share premium account
Other reserves	21,667		21,667	Other reserves
Profit and loss account	53,387		53,387	Retained earnings

Shareholders’ funds	85,522		85,522	Total shareholders’ equity
		13,675	13,675	Minority interests

			99,197	Total equity

Total liabilities	1,279,978	–	1,279,978	Total equity and liabilities

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

IFRS Consolidated balance sheet at 30 June 2004

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

ASSETS				ASSETS

Cash and balances at central banks	10,175		10,175	Cash and balances at central banks
Items in the course of collection from other banks	8,641		8,641	Items in the course of collection from other banks
Treasury bills and other eligible bills	30,575	(30,575)
Hong Kong Government certificates of indebtedness	10,984		10,984	Hong Kong Government certificates of indebtedness
		111,703	111,703	Trading securities
		22,724	22,724	Derivatives
Loans and advances to banks	140,813		140,813	Loans and advances to banks
Loans and advances to customers	599,241		599,241	Loans and advances to customers
Debt securities	232,224	(232,224)
Equity shares	20,712	(20,712)
		172,675	172,675	Financial investments
Interests in associates and joint ventures	1,369		1,369	Interests in associates and joint ventures
Other participating interests	867	(867)
Goodwill and intangible assets	31,934		31,934	Goodwill and intangible assets
Tangible fixed assets	14,572		14,572	Property, plant and equipment
Other assets	40,759	(22,724)	18,035	Other assets
Prepayments and accrued income	14,242		14,242	Prepayments and accrued income

Total assets	1,157,108	–	1,157,108	Total assets

Back to Contents

IFRS Consolidated balance sheet at 30 June 2004 (continued)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

LIABILITIES				LIABILITIES AND EQUITY

				Liabilities
Hong Kong currency notes in circulation	10,984		10,984	Hong Kong currency notes in circulation
Deposits by banks	97,327		97,327	Deposits by banks
Customer accounts	634,602		634,602	Customer accounts
Items in the course of transmission to other banks	6,923		6,923	Items in the course of transmission to other banks
		49,770	49,770	Trading liabilities
		21,523	21,523	Derivatives
Debt securities in issue	169,404		169,404	Debt securities in issue
Retirement benefit liabilities	5,151		5,151	Retirement benefit liabilities
Other liabilities	89,236	(71,293)	17,943	Other liabilities
Liabilities to policyholders under long term assurance business	16,200		16,200	Liabilities to policyholders under long term assurance business
Accruals and deferred income	12,046		12,046	Accruals and deferred income
Provisions for liabilities and charges				Provisions for liabilities and charges
– deferred taxation	1,235		1,235	– deferred tax
– other provisions	2,492		2,492	– other provisions
Subordinated liabilities	21,875		21,875	Subordinated liabilities

			1,067,475	Total liabilities
Minority interests	12,567	(12,567)
				Equity
Called up share capital	5,513		5,513	Called up share capital
Share premium account	4,459		4,459	Share premium account
Other reserves	21,539		21,539	Other reserves
Profit and loss account	45,555		45,555	Retained earnings

Shareholders’ funds	77,066		77,066	Total shareholders’ equity
		12,567	12,567	Minority interests

			89,633	Total equity

Total liabilities	1,157,108	–	1,157,108	Total equity and liabilities

Back to Contents

H S B C   H O L D I N G S   P L C

2004 IFRS Comparative Financial Information (continued)

IFRS Consolidated balance sheet at 1 January 2004 (date of transition to IFRS)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

ASSETS				ASSETS

Cash and balances at central banks	7,733		7,733	Cash and balances at central banks
Items in the course of collection from other banks	6,628		6,628	Items in the course of collection from other banks
Treasury bills and other eligible bills	20,475	(20,475)
Hong Kong Government certificates of indebtedness	10,987		10,987	Hong Kong Government certificates of indebtedness
		95,416	95,416	Trading securities
		27,436	27,436	Derivatives
Loans and advances to banks	118,034		118,034	Loans and advances to banks
Loans and advances to customers	533,850		533,850	Loans and advances to customers
Debt securities	211,857	(211,857)
Equity shares	18,694	(18,694)
		156,299	156,299	Financial investments
Interests in associates and joint ventures	1,253		1,253	Interests in associates and joint ventures
Other participating interests	690	(690)
Goodwill and intangible assets	31,918		31,918	Goodwill and intangible assets
Tangible fixed assets	14,210		14,210	Property, plant and equipment
Other assets	47,767	(27,435)	20,332	Other assets
Prepayments and accrued income	13,625		13,625	Prepayments and accrued income

Total assets	1,037,721	–	1,037,721	Total assets

Back to Contents

IFRS Consolidated balance sheet at 1 January 2004 (date of transition to IFRS) (continued)

Effect of IAS 1 'Presentation of Financial Statements'

IFRS numbers in UK GAAP format		Reclassification		IFRS numbers in IFRS format
	US$m	US$m	US$m

LIABILITIES				LIABILITIES AND EQUITY

				Liabilities
Hong Kong currency notes in circulation	10,987		10,987	Hong Kong currency notes in circulation
Deposits by banks	70,439		70,439	Deposits by banks
Customer accounts	573,029		573,029	Customer accounts
Items in the course of transmission to other banks	4,383		4,383	Items in the course of transmission to other banks
		30,127	30,127	Trading liabilities
		27,879	27,879	Derivatives
Debt securities in issue	158,606		158,606	Debt securities in issue
Retirement benefit liabilities	4,982		4,982	Retirement benefit liabilities
Other liabilities	76,501	(58,006)	18,495	Other liabilities
Liabilities to policyholders under long term assurance business	15,168		15,168	Liabilities to policyholders under long term assurance business
Accruals and deferred income	13,714		13,714	Accruals and deferred income
Provisions for liabilities and charges				Provisions for liabilities and charges
– deferred taxation	1,111		1,111	– deferred tax
– other provisions	2,751		2,751	– other provisions
Subordinated liabilities	21,197		21,197	Subordinated liabilities

			952,868	Total liabilities
Minority interests	11,105	(11,105)
				Equity
Called up share capital	5,481		5,481	Called up share capital
Share premium account	4,406		4,406	Share premium account
Other reserves	21,543		21,543	Other reserves
Profit and loss account	42,318		42,318	Retained earnings

Shareholders’ funds	73,748		73,748	Total shareholders’ equity
		11,105	11,105	Minority interests

			84,853	Total equity

Total liabilities	1,037,721	–	1,037,721	Total equity and liabilities

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

	By:	/s/ Paul Andrew Stafford
	Name:	Paul Andrew Stafford
	Title:	Assistant Group Secretary
Date: August 30, 2005